SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom
Audited 2004 Year End Results

Lisbon, Portugal, 3 March 2005 – Portugal Telecom (PT) announced today its audited full year results for the year ended 31 December 2004.

In 2004, consolidated operating revenues amounted to Euro 6,023 million. EBITDA reached Euro 2,326 million, equivalent to a margin of 38.6%. EBITDA minus Capex reached Euro 1,543 million. Net income for the year amounted to Euro 500 million. Net debt, including the investment of Euro 495 million in the acquisition of treasury stock, was reduced by Euro 93 million from the end of 2003, reaching Euro 3,123 million at the end of December 2004. Considering the impact of the equity swaps contracted in connection with the 10% share buyback programme announced in 2003, the pro forma net debt at the end of December 2004 would have amounted to Euro 3,313 million and the ratio net debt to EBITDA would have been 1.4 times.

PT’s financial results have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format.

Table 1 – Consolidated Financial Highlights

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Operating Revenues	1,563.0	1,545.2	1.2%	1.6%	6,022.9	5,776.1	4.3%
Operating Costs, excluding D&A	1,006.5	971.8	3.6%	7.6%	3,696.9	3,508.4	5.4%
EBITDA (1)	556.5	573.4	(2.9%)	(7.7%)	2,325.9	2,267.7	2.6%
Operating Income	309.7	333.3	(7.1%)	(14.1%)	1,368.6	1,313.7	4.2%
Net Income	43.7	(39.0)	n.m.	(67.3%)	500.1	240.2	108.2%
Capex	360.7	317.7	13.5%	105.8%	783.0	651.6	20.2%
Capex as % of Revenues (%)	23.1	20.6	2.5pp	11.7pp	13.0	11.3	1.7pp
EBITDA minus Capex	195.8	255.8	(23.4%)	(54.2%)	1,542.9	1,616.1	(4.5%)
Acquisition of Treasury Stock	256.9	156.5	64.1%	n.m.	495.3	195.9	152.8%
Net Debt	3,123.0	3,215.6	(2.9%)	7.6%	3,123.0	3,215.6	(2.9%)

EBITDA Margin (2) (%)	35.6	37.1	(1.5pp)	(3.6pp)	38.6	39.3	(0.6pp)
Net Debt / EBITDA (x)	1.4	1.4	0.0x	0.2x	1.3	1.4	(0.1x)
EBITDA / Net Interest (x)	9.6	7.3	2.3x	(2.7x)	11.5	11.2	0.2x

(1)	EBITDA = Operating Income + Depreciation and Amortisation.
(2)	EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

  In 2004, operating revenues amounted to Euro 6,023 million, a 4.3% increase over last year. Excluding the impact of the 4.2% depreciation of the Brazilian Real (R$) in the period, operating revenues would have increased by 5.5% y.o.y in 2004 to Euro 6,093 million.

  Domestic retail revenues (wireline, Pay-TV and broadband) increased by 2.0% y.o.y to Euro 1,838 million in 2004, as a result of strong growth in Pay-TV and broadband revenues, which offset a decrease in wireline traffic revenues.

  Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecommunications costs, increased by 3.6% y.o.y in 2004 to Euro 1,152 million, as a result of the aggressive rollout of ADSL and new pricing plans.

  EBITDA reached Euro 2,326 million in 2004, an increase of 2.6% y.o.y, equivalent to an EBITDA margin of 38.6%. Excluding the impact of the depreciation of the Brazilian Real in the period, EBITDA would have increased by 3.6% y.o.y in 2004 to Euro 2,348 million.

  Operating revenues and EBITDA of the domestic businesses grew by 3.1% and 6.3% y.o.y, respectively, in 2004, underpinned by a strong performance and margin improvement across all businesses.

  Operating income increased by 4.2% y.o.y in 2004 to Euro 1,369 million, equivalent to an operating margin of 22.7%.

  Net income totalled Euro 500 million in 2004 compared to Euro 240 million in 2003, representing an increase of 108.2% y.o.y. Excluding curtailment charges, net income would have increased by 38.5% in 2004 to Euro 624 million.

  Capex increased by 20.2% y.o.y in 2004 to Euro 783 million, equivalent to 13.0% of revenues, as a result of higher spend on broadband, network expansion and migration in Brazil.

  EBITDA minus Capex decreased by 4.5% y.o.y in 2004 to Euro 1,543 million, equivalent to 25.6% of operating revenues. Approximately 90% of PT’s EBITDA minus Capex is generated by its domestic businesses (wireline, TMN and PTM), which on a combined basis registered an improvement of 4.1% over the previous year.

  Free cash flow decreased by 27.9% y.o.y in 2004 to Euro 876 million, mainly as a result of the decrease in EBITDA minus Capex and also due to a reimbursement of income taxes in 2003, which increased free cash flow generated on that year. Approximately 90% of PT’s free cash flow is generated in Euros.

  At the end of December 2004, net debt amounted to Euro 3,123 million, a reduction of Euro 93 million from the end of 2003. This reduction in net debt considers the impact of the investment of Euro 495 million in the acquisition of treasury stock. Adjusting for the impact of the equity swaps contracted in connection with the announced share buyback programme with a notional value totalling Euro 190 million, pro forma net debt at the end of December 2004 would have amounted to Euro 3,313 million.

  Net exposure (assets minus liabilities) to Brazil amounted to approximately R$ 8,000 million at the end of December 2004, or Euro 2,206 million at the Real/Euro exchange rate prevailing as at 31 December 2004. Assets denominated in Reais in PT’s consolidated balance sheet as at 31 December 2004 represented 32.1% of total assets. PT’s share in Vivo’s net debt amounted to Euro 372 million as at 31 December 2004.

  Further to the 10% share buyback programme announced in 2003, PT acquired up to and including 24 December 2004 a total of 87,799,950 treasury shares, corresponding to 7.0% of its share capital. Under this same programme, on 28 December 2004, PT reduced its share capital by 7.0% from Euro 1,254,285,000 to Euro 1,166,485,050, through the cancellation of 87,799,950 treasury shares. In addition, as at 3 March 2005, PT had entered into equity swap contracts under the terms of which it has the option to acquire additional PT shares, equivalent to 3.0% of its share capital prior to the cancellation of 7% treasury shares on 28 December 2004. The average price of the completed 10% share buyback programme was Euro 8.22 per share.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	4Q04	4Q03	y.o.y	q.o.q	2004	2003 (3)	y.o.y

Customer Base ('000)
Wireline Accesses	4,368	4,225	3.4%	1.5%	4,368	4,225	3.4%
Mobile	31,596	25,543	23.7%	6.8%	31,596	25,543	23.7%
Pay-TV	1,553	1,442	7.7%	2.3%	1,553	1,442	7.7%
Broadband (Retail ADSL + Cable)	695	391	77.7%	15.5%	695	391	77.7%

Wireline
Main Lines ('000)	4,368	4,225	3.4%	1.5%	4,368	4,225	3.4%
PSTN/ISDN	3,948	4,037	(2.2%)	(0.3%)	3,948	4,037	(2.2%)
ADSL Wholesale	420	188	123.4%	21.3%	420	188	123.4%
ADSL Retail	380	161	136.2%	21.8%	380	161	136.2%
Net Additions (1) ('000)	63	31	102.2%	123.7%	144	29	397.2%
PSTN/ISDN	(11)	(12)	(6.7%)	(57.5%)	(88)	(106)	(17.1%)
ADSL Wholesale	74	43	72.6%	37.4%	232	135	71.4%
ADSL Retail	68	40	72.3%	32.2%	219	118	86.4%
Pricing Plans ('000)	947	382	148.1%	28.9%	947	382	148.1%
Retail Traffic (mn min.)	1,778	1,978	(10.1%)	5.4%	7,250	7,947	(8.8%)
F2F Domestic Traffic (mn min.)	1,300	1,447	(10.2%)	4.7%	5,326	5,841	(8.8%)
ARPU (Euro)	35.0	33.7	3.9%	(2.2%)	34.8	34.1	2.2%

Domestic Mobile (TMN)
Active Customers ('000)	5,053	4,887	3.4%	2.3%	5,053	4,887	3.4%
Net Additions ('000)	113	195	(42.4%)	63.3%	167	461	(63.8%)
Total Churn (%)	27.7	23.5	4.2pp	1.1pp	27.7	23.5	4.2pp
MOU (min.)	120.1	124.5	(3.5%)	(4.2%)	121.0	123.1	(1.7%)
ARPU (Euro)	24.3	24.6	(1.2%)	(4.7%)	24.4	25.2	(3.4%)
Data as % of Service Revenues (%)	11.4	9.2	2.2pp	1.5pp	10.0	8.6	1.4pp
CCPU (2) (Euro)	12.0	11.4	5.2%	7.4%	11.2	12.1	(7.3%)
ARPU minus CCPU (Euro)	12.3	13.2	(6.7%)	(14.2%)	13.2	13.1	0.2%

Brazilian Mobile (Vivo)
Active Customers ('000)	26,543	20,656	28.5%	7.7%	26,543	20,656	28.5%
Market Share in Areas of Operation (%)	50.9	56.2	(5.4pp)	(2.4pp)	50.9	56.2	(5.4pp)
Net Additions ('000)	1,898	2,186	(13.2%)	67.7%	5,887	3,847	53.0%
MOU (min.)	86.5	102.9	(16.0%)	(0.2%)	89.0	100.7	(11.7%)
ARPU (R$)	31.5	38.6	(18.6%)	(1.9%)	32.8	39.4	(16.8%)
CCPU (2) (R$)	18.6	21.3	(12.4%)	0.4%	18.5	20.6	(10.4%)
ARPU minus CCPU (R$)	12.8	17.3	(26.1%)	(5.1%)	14.3	18.8	(23.7%)

Multimedia (PT Multimedia)
Homes Passed ('000)	2,551	2,472	3.2%	0.9%	2,551	2,472	3.2%
Bi-directional ('000)	2,418	2,221	8.8%	2.0%	2,418	2,221	8.8%
Pay-TV Customers ('000)	1,553	1,442	7.7%	2.3%	1,553	1,442	7.7%
Pay-TV Net Additions ('000)	35	40	(10.5%)	16.9%	111	134	(17.2%)
Pay to Basic ratio (%)	55.6	59.5	(3.9pp)	(0.4pp)	55.6	59.5	(3.9pp)
Churn (%)	11.2	13.0	(1.8pp)	(1.4pp)	12.6	12.5	0.1pp
Cable Broadband Accesses ('000)	315	230	36.9%	8.8%	315	230	36.9%
Cable Broadband Net Additions ('000)	25	28	(7.8%)	22.1%	85	90	(5.5%)
Pay-TV Blended ARPU (Euro)	25.9	24.6	5.3%	1.1%	25.4	23.8	6.6%
Pay-TV EBITDA Margin (%)	39.6	27.5	12.1pp	2.5pp	36.9	25.6	11.3pp

(1)	Including ADSL Wholesale.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation and sales of equipment per user.
(3)	Pro forma information including 12 months of TCO.

Customers

  Wireline main lines increased by 3.4% y.o.y in the fourth quarter of 2004 to 4,368 thousand, on the back of strong growth in ADSL.

  Mobile customers increased by 2,010 thousand in the fourth quarter of 2004 to 31,596 thousand, underpinned by robust growth in Brazil. In 2004, the number of mobile customers increased by 6,054 thousand.

  Pay-TV customers reached 1,553 thousand in the fourth quarter of 2004, on the back of cable and DTH net additions of 35 thousand in the fourth quarter and 111 thousand in 2004.

  Retail broadband customers totalled 695 thousand at the end of December 2004, equivalent to a penetration of 13.6% of access lines (PSTN/ISDN and cable). Retail broadband net additions reached 94 thousand in the fourth quarter of 2004 and 304 thousand in 2004.

Wireline

  Total accesses increased by 3.4% y.o.y at the end of December 2004 to 4,368 thousand, including 420 thousand wholesale ADSL customers.

  At the end of December 2004, the number of pricing plans was 947 thousand, an increase of 212 thousand in the fourth quarter of 2004, and equivalent to a penetration of 24.0% of PSTN/ISDN lines and 36.4% of residential lines.

  Total traffic in the fourth quarter of 2004 fell by 11.6% y.o.y. Retail traffic fell by 10.1% y.o.y, primarily as a result of fixed to mobile substitution and rising competition, while wholesale traffic fell by 12.8% y.o.y, mainly due to the migration of narrowband internet to broadband.

  Total ARPU increased by 3.9% y.o.y in the fourth quarter of 2004 to Euro 35.0. Voice ARPU increased by 0.3% y.o.y to Euro 31.1, whilst data ARPU increased by 44.3% y.o.y, representing 11.2% of total ARPU in the fourth quarter of 2004.

Domestic Mobile (TMN)

  Net additions totalled 113 thousand in the fourth quarter of 2004. At the end of December 2004, TMN had 5,053 thousand active customers, an increase of 3.4% over last year.

  MOU in the fourth quarter of 2004 totalled 120 minutes, equivalent to a decrease of 3.5% y.o.y, primarily as a result of subdued economic conditions and the dilutive impact of double SIM card penetration. In 2004, MOU fell by 1.7% y.o.y.

  ARPU in the fourth quarter of 2004 decreased by 1.2% y.o.y to Euro 24.3, as a result of the reduction in interconnection fees. In 2004, ARPU fell by 3.4% y.o.y to Euro 24.4.

  ARPU minus CCPU remained stable in 2004 at Euro 13.2. In the fourth quarter of 2004, ARPU minus CCPU decreased by 6.7% y.o.y, mainly as a result of the increase of 5.2% y.o.y in CCPU during the quarter due primarily to a gliding adjustment to International Financial Reporting Standards (IFRSs) in terms of the accounting for subscriber acquisition costs (SACs).

Brazilian Mobile (Vivo)

  Net additions reached 1,898 thousand in the fourth quarter of 2004 and 5.9 million since the beginning of the year, in an environment of intense commercial activity and increasing competition. Vivo had 26,543 thousand active customers at the end of December 2004, corresponding to an estimated average market share of around 50.9% in its areas of operation.

  Blended MOU dropped by 16.0% y.o.y in the fourth quarter of 2004 to 86.5 minutes, as a result of the changing mix of the customer base towards prepaid and the negative evolution of incoming traffic. MOU decreased by 11.7% y.o.y in 2004 to 89.0 minutes.

  Blended ARPU was R$ 31.5 in the fourth quarter of 2004, a decrease of 18.6% over the same period of last year. Over two thirds of this decline in ARPU was a result of the impact of SMP rules and the changing mix of the customer base towards prepaid. The remainder of the drop is due to the real ARPU variation, which results mainly from lower incoming traffic, “right planning” in the postpaid segment and traffic promotions.

Multimedia (PT Multimedia)

  Pay-TV net additions totalled 35 thousand in the fourth quarter of 2004, with total Pay-TV customers rising by 7.7% y.o.y to 1,553 thousand.

  Pay-TV’s blended ARPU in the fourth quarter of 2004 increased by 5.2% y.o.y to Euro 25.9, as a result of a higher penetration of premium services, including broadband Internet.

  Broadband cable modem customers reached 315 thousand at the end of December 2004, an increase of 36.9% y.o.y, with net additions of 25 thousand in the fourth quarter of 2004 and of 85 thousand since the beginning of the year.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement (1)

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Operating Revenues	1,563.0	1,545.2	1.2%	1.6%	6,022.9	5,776.1	4.3%
Wireline	528.9	524.0	0.9%	(2.4%)	2,123.8	2,138.1	(0.7%)
Domestic Mobile (TMN)	380.7	356.5	6.8%	(1.2%)	1,444.3	1,346.7	7.2%
Brazilian Mobile (Vivo)	405.2	398.0	1.8%	7.9%	1,503.0	1,361.5	10.4%
Multimedia (PT Multimedia)	190.7	194.3	(1.8%)	6.8%	729.0	683.5	6.7%
Other	57.6	72.4	(20.4%)	(0.7%)	222.8	246.3	(9.6%)

Operating Costs excluding D&A	1,006.5	971.8	3.6%	7.6%	3,696.9	3,508.4	5.4%
Wages and Salaries	201.8	188.0	7.3%	5.9%	746.2	705.9	5.7%
Post Retirement Benefits	(6.0)	55.0	n.m.	n.m.	138.5	222.9	(37.9%)
Costs of Telecommunications	136.5	138.4	(1.3%)	(2.5%)	552.3	587.1	(5.9%)
Subsidies	(4.3)	(5.1)	(15.5%)	(32.4%)	(15.1)	(20.6)	(26.7%)
Maintenance and Repairs	28.7	31.9	(10.0%)	(1.0%)	119.6	126.5	(5.5%)
Own Work Capitalised	(37.1)	(28.2)	31.3%	119.4%	(89.5)	(74.5)	20.2%
Raw Materials and Consumables	27.7	23.2	19.5%	200.8%	68.4	74.0	(7.5%)
Costs of Products Sold	197.9	206.8	(4.3%)	31.5%	594.7	550.2	8.1%
Telephone Directories	21.4	22.2	(3.9%)	(0.5%)	86.9	90.4	(3.9%)
Marketing and Publicity	60.7	42.0	44.6%	41.2%	188.7	141.9	33.0%
General and Administrative Expenses	297.2	271.3	9.6%	9.5%	1,075.9	966.5	11.3%
Provision for Doubtful Receivables	73.0	40.2	81.4%	98.6%	171.7	130.8	31.3%
Other Net Operating Income	(22.9)	(45.4)	(49.6%)	34.1%	(67.3)	(90.0)	(25.2%)
Taxes Other than Income Taxes	32.0	31.5	1.4%	(9.4%)	126.0	97.1	29.7%

EBITDA	556.5	573.4	(2.9%)	(7.7%)	2,325.9	2,267.7	2.6%
Depreciation and Amortisation	246.8	240.1	2.8%	1.8%	957.3	954.0	0.4%
Operating Income	309.7	333.3	(7.1%)	(14.1%)	1,368.6	1,313.7	4.2%

Other Expenses (Income)	318.8	162.8	95.8%	185.2%	587.8	616.4	(4.6%)
Net Interest Expenses	58.1	78.6	(26.0%)	18.3%	202.9	201.8	0.5%
Net Foreign Currency Losses (Gains)	38.1	31.7	20.1%	(863.6%)	32.7	41.9	(21.9%)
Net Other Financial Expenses (Income)	(12.4)	5.2	n.m.	n.m.	12.5	(95.4)	n.m.
Goodwill Amortisation	26.5	30.2	(12.2%)	10.9%	97.1	110.6	(12.2%)
Losses (Gains) on Disp. of Fixed Assets	9.2	6.2	48.3%	3284.1%	12.0	(28.6)	n.m.
Equity in Losses (Earnings) of Affiliates	(14.8)	7.9	n.m.	84.4%	(27.7)	19.2	n.m.
Work Force Reduction Programme Costs	123.7	25.8	379.6%	186.4%	170.8	314.1	(45.6%)
Non-recurring Items (Losses / (Gains))	90.3	(22.9)	n.m.	n.m.	87.4	52.8	65.6%

Income before Income Taxes	(9.1)	170.5	n.m.	n.m.	780.8	697.3	12.0%
Provision for Income Taxes	84.6	(186.1)	n.m.	n.m.	(179.1)	(377.9)	(52.6%)
Income Applicable to Minority Interests	(31.8)	(23.4)	35.8%	53.7%	(101.6)	(79.2)	28.2%

Consolidated Net Income	43.7	(39.0)	n.m.	(67.3%)	500.1	240.2	108.2%

(1)	Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

Consolidated Operating Revenues

Table 4 – Consolidated Operating Revenues - Contribution by Segment

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Wireline	528.9	524.0	0.9%	(2.4%)	2,123.8	2,138.1	(0.7%)
Domestic Mobile (TMN)	380.7	356.5	6.8%	(1.2%)	1,444.3	1,346.7	7.2%
Brazilian Mobile (Vivo) (1)	405.2	398.0	1.8%	7.9%	1,503.0	1,361.5	10.4%
Multimedia (PT Multimedia)	190.7	194.3	(1.8%)	6.8%	729.0	683.5	6.7%
Pay-TV and Cable Internet	131.2	116.9	12.2%	6.0%	494.6	432.2	14.4%
Other	57.6	72.4	(20.4%)	(0.7%)	222.8	246.3	(9.6%)

Total Operating Revenues	1,563.0	1,545.2	1.2%	1.6%	6,022.9	5,776.1	4.3%

Domestic Retail Revenues	466.7	449.3	3.9%	0.9%	1,837.8	1,801.9	2.0%
Wireline	345.1	342.8	0.7%	(0.5%)	1,377.2	1,403.1	(1.8%)
Pay-TV and Cable Internet	121.6	106.5	14.2%	4.9%	460.6	398.8	15.5%

Avg. Revenue per Household (ARPH)	42.6	41.0	3.9%	0.9%	42.0	41.1	2.0%

(1)	Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

Consolidated operating revenues increased by 4.3% y.o.y in 2004 to Euro 6,023 million, reflecting the higher contributions from Vivo, TMN and PTM. Assuming a flat Real/Euro exchange rate, operating revenues would have increased by 5.5% y.o.y in 2004 to Euro 6,093 million.

In 2004, the consolidation method of Mascom in Botswana was changed from full consolidation to equity accounting due to the divestment of this subsidiary, which was initiated in 2003 and completed in September 2004. The change in the consolidation method for Mascom had a negative impact of 1.1pp on the growth of consolidated operating revenues in 2004. In previous years, revenues from Mascom were booked under “Other Businesses”.

Operating revenues from the domestic businesses rose by 3.1% y.o.y in 2004, underpinned by the strong performance of TMN and PTM. In the fourth quarter of 2004, operating revenues from the domestic businesses increased by 2.4% compared to the same period of last year.

In 2004, domestic retail revenues (wireline + pay-TV) increased by 2.0% y.o.y to Euro 1,838 million, with the average revenue per household (ARPH) increasing to Euro 42.0 per month from Euro 41.1 in 2003. The aggressive rollout of broadband services and video products are steadily changing the mix of the ARPH. In 2004, data and video revenues represented 9.9% and 20.6% of ARPH, respectively, as compared to 5.8% and 18.5% in 2003. Wireline net retail revenues (wireline retail revenues less corresponding telecommunications costs) increased by 3.6% y.o.y in 2004 to Euro 1,152 million, reflecting the successful rollout of ADSL and the new pricing plans.

The contribution to consolidated operating revenues from the mobile businesses rose by 2.0pp y.o.y to 48.9% in 2004. Vivo represented 25.0% of consolidated operating revenues in 2004, an increase of 1.4pp over last year.

Table 5 – Consolidated Operating Revenues – Standalone Revenues by Segment

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Wireline	565.7	560.2	1.0%	(2.0%)	2,266.3	2,287.9	(0.9%)
Domestic Mobile (TMN)	413.7	397.1	4.2%	(1.5%)	1,588.3	1,522.6	4.3%
Brazilian Mobile (Vivo) (1)	405.2	398.0	1.8%	7.9%	1,503.0	1,361.5	10.4%
Multimedia (PT Multimedia)	190.8	194.8	(2.1%)	6.6%	729.8	684.3	6.6%
Pay-TV and Cable Internet	131.4	117.2	12.1%	6.0%	495.6	432.8	14.5%
Other and Eliminations	(12.3)	(5.0)	148.7%	(3.0%)	(64.5)	(80.2)	(19.6%)

Total Operating Revenues	1,563.0	1,545.2	1.2%	1.6%	6,022.9	5,776.1	4.3%

(1)	Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in F2M interconnection fees during the year.

EBITDA

Table 6 – EBITDA by Business Segment

Euro million	4Q04	4Q03	y.o.y	4Q04 Margin	2004	2003	y.o.y	2004 Margin

Wireline	217.1	214.5	1.2%	38.4	902.4	907.3	(0.5%)	39.8
Domestic Mobile (TMN)	182.3	185.1	(1.5%)	44.1	746.7	689.9	8.2%	47.0
Brazilian Mobile (Vivo) (1)	114.3	128.2	(10.8%)	28.2	496.3	508.7	(2.4%)	33.0
Multimedia (PT Multimedia)	52.4	43.8	19.6%	27.5	191.6	134.7	42.2%	26.3
Pay-TV and Cable Internet	52.0	39.7	31.0%	39.6	182.8	128.2	42.6%	36.9
Other	(9.6)	1.8	n.m.	n.m.	(11.1)	27.2	n.m.	n.m.

Total EBITDA	556.5	573.4	(2.9%)	35.6	2,325.9	2,267.7	2.6%	38.6
EBITDA Margin (%)	35.6	37.1	(1.5pp)		38.6	39.3	(0.6pp)

(1)	Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

EBITDA increased by 2.6% y.o.y in 2004 to Euro 2,326 million, despite the decrease of 0.6pp in EBITDA margin to 38.6%. In absolute terms, EBITDA growth in 2004 was equally driven by TMN and PTM. Margin performance improved across all of the domestic businesses, with margin pressure in Vivo being explained by robust customer growth and intensifying competition.

Based on a flat Real/Euro exchange rate, EBITDA would have increased by 3.6% y.o.y in 2004 to Euro 2,348 million. The change in the consolidation method for Mascom described above had a negative impact of 1.2pp on the EBITDA growth in 2004. In previous years, the EBITDA from Mascom was booked under “Other Businesses”.

In 2004, EBITDA of the domestic businesses increased by 6.3% y.o.y, supporting consolidated EBITDA growth in the period. A combination of the stabilisation of the wireline business and strong margin expansion in PTM and TMN supported this positive domestic performance.

The contribution to consolidated EBITDA from the mobile businesses rose by 0.6pp y.o.y to 53.4% in 2004. The contribution of TMN to consolidated EBITDA increased by 1.7pp y.o.y to 32.1% in 2004, while Vivo’s contribution decreased by 1.1pp y.o.y to 21.3%.

PTM’s contribution to consolidated EBITDA improved by 2.3pp y.o.y to 8.2% in 2004, on the back of the 42.6% y.o.y increase in the EBITDA of the Pay-TV and Cable Internet business, which achieved a 40% EBITDA margin in the fourth quarter of 2004.

Consolidated Operating Costs

Table 7 – Consolidated Operating Costs (1)

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y	2004 % Rev.

Wages and Salaries	201.8	188.0	7.3%	5.9%	746.2	705.9	5.7%	12.4
Post Retirement Benefits	(6.0)	55.0	n.m.	n.m.	138.5	222.9	(37.9%)	2.3
Telecommunication Costs	136.5	138.4	(1.3%)	(2.5%)	552.3	587.1	(5.9%)	9.2
Costs of Products Sold	197.9	206.8	(4.3%)	31.5%	594.7	550.2	8.1%	9.9
Marketing and Publicity	60.7	42.0	44.6%	41.2%	188.7	141.9	33.0%	3.1
Provision for Doubtful Rec.	73.0	40.2	81.4%	98.6%	171.7	130.8	31.3%	2.9
General & Administrative Exp.	297.2	271.3	9.6%	9.5%	1,075.9	966.5	11.3%	17.9
Other Operating Costs	45.4	30.0	51.2%	(16.8%)	228.9	203.0	12.8%	3.8

Oper. Costs excluding D&A	1,006.5	971.8	3.6%	7.6%	3,696.9	3,508.4	5.4%	61.4

Depreciation & Amortisation	246.8	240.1	2.8%	1.8%	957.3	954.0	0.4%	15.9

Total Operating Costs	1,253.3	1,211.9	3.4%	6.4%	4,654.3	4,462.4	4.3%	77.3

(1)	Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.4849 in 2003.

Consolidated operating costs amounted to Euro 4,654 million in 2004, an increase of 4.3% y.o.y, in line with consolidated revenue growth.

Wages and salaries increased by 5.7% y.o.y in 2004 to Euro 746 million and represented 12.4% of operating revenues, compared to 12.2% in 2003. In the case of the wireline business, which accounted for 39.5% of consolidated wages and salaries, these costs fell by 6.2% y.o.y in 2004, benefiting from the staff reduction programme being executed. The contribution of Vivo to consolidated wages and salaries increased in 2004 by 23.8% y.o.y, primarily because TCO was only fully consolidated by Vivo as of May 2003.

In 2004, post retirement benefit costs (PRBs) decreased by 37.9% y.o.y to Euro 139 million and accounted for 2.3% of consolidated operating revenues. This decline was primarily due to a recent change in Portuguese law revising the method of calculating the pension of an employee upon retirement, which generated a prior year service gain of Euro 67 million. Furthermore, the Portuguese State agreed to increase its contribution to healthcare costs, which also resulted in lower PRBs in 2004.

In 2004, telecommunications costs fell by 5.9% y.o.y to Euro 552 million, mainly as a result of lower traffic volumes in wireline and the decrease in fixed-to-mobile interconnection fees in Portugal. Telecommunications costs accounted for 9.2% of consolidated operating revenues in 2004.

Costs of products sold increased by 8.1% y.o.y to Euro 595 million in 2004, primarily driven by the strong customer growth in Vivo and the gliding adjustment to IFRSs in terms of the accounting for SACs at TMN. SACs incurred during 2004 were no longer deferred, but expensed in the year, while those from previous years were still amortised in operating costs. This cost item represented 9.9% of consolidated operating revenues in 2004.

Marketing and publicity costs rose by 33.0% y.o.y in 2004 to Euro 189 million, mainly as a result of the increase in advertising spend and promotional activities in connection with the rollout of new products and services across all business units. The increase in this caption is also accounted for by the fact that TCO was only fully consolidated by Vivo as of May 2003. This cost item represented 3.1% of consolidated operating revenues in 2004.

Provisions for doubtful receivables, inventories and others increased by 31.3% y.o.y to Euro 172 million in 2004. The increase in this caption is primarily due to a higher level of provisioning in the wireline business, resulting mainly from one-off provisions to cover risks associated with cancellations of certain onerous contracts. Provisions accounted for 2.9% of consolidated operating revenues in 2004.

General and administrative expenses increased by 11.3% y.o.y in 2004 to Euro 1,076 million. In addition to the fact that TCO was only fully consolidated by Vivo as of May 2003, there was an increase in commercial costs, mainly in connection with commissions and call centres, resulting from the strong growth in broadband and pricing plans in the wireline business, and mobile customers in Brazil. General and administrative expenses accounted for 17.9% of consolidated operating revenues in 2004.

Depreciation and amortisation costs remained broadly flat in 2004 at Euro 957 million. Excluding the effect of a transfer to intangible assets of a portion of goodwill related to the value attributable to licenses held by Vivo’s subsidiaries described below, which had an impact in this caption of Euro 42 million, depreciation and amortisation would have decreased by 4,1% in 2004. Depreciation charges exceeded capex by Euro 174 million in 2004, resulting in a capex to depreciation ratio of 0.82 times in 2004. This cost item accounted for 15.9% of consolidated operating revenues in 2004.

Operating Income

Operating income in 2004 rose by 4.2% y.o.y to Euro 1,369 million, with operating margin remaining flat at 22.7%.

Net Income

Net income amounted to Euro 500 million in 2004, which represented an increase of 108.2% over the same period of last year. Excluding curtailment charges, net income would have increased by 38.5% y.o.y in 2004 to Euro 624 million.

Net interest expenses remained broadly flat in 2004 and amounted to Euro 203 million, which corresponds to an average cost of debt, including debt in Brazil, of approximately 5.7% in 2004, adjusting net debt for equity swap contracts on PT shares.

Net foreign currency losses decreased to Euro 33 million in 2004 from Euro 42 million in 2003, primarily because of the evolution of the Real exchange rate over the period.

Net other financial expenses amounted to Euro 13 million in 2004, which compares to a net other financial income of Euro 95 million in 2003. This caption includes various financial expenses including banking commissions and related taxes. In 2003, this caption included gains related to a reduction in the provision to cover estimated losses on certain equity swaps related to PT Multimedia and PT shares, as a result of the rise in the underlying share price as at 31 December 2003, and gains in certain derivative products. Net other financial expenses in 2004 also includes gains from the referred swaps on PT Multimedia shares.

Goodwill amortisation amounted to Euro 97 million in 2004, a decrease of 12.2% over last year. A portion of goodwill related to the value attributable to licences held by Vivo’s subsidiaries was transferred to intangible assets at the end of 2003. The amortisation of these licences, which in 2004 amounted to approximately Euro 33 million, is now included in “Depreciation and Amortisation”. Excluding this effect, this caption would have increased 26.4% in 2004 mainly as result of a gliding adjustment to IFRSs consisting on the adoption of a linear method for the amortisation of goodwill, instead of a non-linear method based on the revenues of Vivo used in prior years. In 2004, goodwill amortisation included mainly the amortisation of goodwill related to the investments in Vivo (Euro 39 million), PTM (Euro 10 million), PT.com (Euro 9 million), Lusomundo Media (Euro 8 million), PT Comunicações (Euro 7 million) and Lusomundo Audiovisuals (Euro 6 million).

Net losses on the disposal of fixed assets amounted to Euro 12 million, which compares to net gains of Euro 29 million in the previous year. In 2003, this caption included a one-off gain of Euro 35 million related with the sale of a building to the pension fund.

Equity accounting in earnings of affiliated companies amounted to Euro 28 million in 2004, which compares to a loss of Euro 19 million in 2003. In 2004, this caption included mainly PT’s share in the earnings of CTM (Macau), Unitel (Angola), Mascom (Botswana) and Páginas Amarelas totalling Euro 39 million, and in the losses of Médi Télécom (Morocco), TV Cabo Macau and Banco Best totalling Euro 10 million. The improvement in this caption of Euro 47 million is primarily explained by: (1) the reduction in the losses of Médi Télécom (from Euro 25 million to Euro 6 million) and Sport TV (from Euro 5 million to Euro 1 million); (2) the increase in the earnings of Unitel (from Euro 6 million to Euro 17 million); and (3) the change in the consolidation method of Mascom in 2004 from full consolidation to the equity method (earnings of Euro 8 million in 2004), because of the divestment of this subsidiary, that was initiated at the end of 2003 and completed in September 2004.

Workforce reduction programme costs amounted to Euro 171 million in 2004 (Euro 314 million in 2003) and were related primarily to the reduction of 651 employees in the wireline business. This curtailment cost item represents mainly the discounted value of salaries to be paid to pre-retired and suspended employees up to retirement age, thus representing an early recognition of future costs.

Net non-recurring costs amounted to Euro 87 million in 2004, which compares to Euro 53 million in 2003. In 2004, this caption included primarily a provision of Euro 40 million to cover any potential impairment of goodwill relating to the audiovisuals business, a provision of Euro 26 million in the Pay-TV business related to the dismantling of the analogue Premium channels offer and expenses of Euro 10 million incurred in the wireline business for the settlement of a litigation case with DECO (the Portuguese consumers association).

The provision for income taxes decreased to Euro 179 million in 2004 from Euro 378 million in 2003, mainly as a result of the recognition in 2004 of a deferred tax asset of Euro 103 million in connection with tax losses carried forward at PT Multimedia, and also the Euro 142 million increase in this caption in 2003 resulting from an accounting adjustment in deferred taxes related to the decrease of the corporate tax rate in Portugal from 33% to 27.5%. In 2004, this caption includes a non-cash component in the amount of Euro 238 million that was recorded against a reduction of tax losses carried forward recorded in deferred tax assets in previous years.

4. CAPEX

Table 8 – Capex by Business Segment

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y	2004 % Rev.

Wireline	89.4	60.6	47.5%	172.3%	206.4	165.3	24.9%	9.1
Domestic Mobile (TMN)	93.3	78.6	18.6%	250.4%	158.8	168.5	(5.8%)	10.0
Brazilian Mobile (Vivo)	104.1	103.2	0.9%	13.8%	264.5	164.6	60.7%	17.6
Multimedia (PT Multimedia)	40.6	18.0	125.1%	200.3%	80.5	57.4	40.2%	11.0
Pay-TV and Cable Internet	38.2	12.2	212.3%	242.2%	70.6	44.4	59.0%	14.3
Other	33.4	57.3	(41.7%)	208.0%	72.8	95.8	(24.0%)	n.m.

Total Capex	360.7	317.7	13.5%	105.8%	783.0	651.6	20.2%	13.0

Total capex increased by 20.2% y.o.y in 2004 to Euro 783 million, as a result of the increase in wireline, Vivo and PTM capex. Total capex in 2004 was equivalent to 13.0% of consolidated operating revenues.

Wireline capex in 2004 increased by 24.9% y.o.y to Euro 206 million, equivalent to a capex to sales ratio of 9.1%. This increase is primarily related to the strong growth in broadband accesses.

TMN’s capex fell by 5.8% y.o.y to Euro 159 million in 2004, equivalent to 10.0% of operating revenues. Excluding the investment of Euro 33 million, in connection with the payment made in 2003 pursuant to an agreement between the three Portuguese mobile operators and OniWay, TMN’s capex in 2004 would have increased by 17.2% y.o.y. TMN spent almost a third of total capex in the UMTS rollout in 2004.

PT’s share of Vivo’s capex in 2004 amounted to Euro 265 million, an increase of 60.7% y.o.y and equivalent to 17.6% of operating revenues. This increase is primarily explained by the investment in capacity expansion, the progressive rollout of 1xRTT and the launch of EV-DO, as well as the fact that TCO was only fully consolidated by Vivo as of May 2003.

In 2004, PTM’s capex increased by 40.2% y.o.y to Euro 81 million, equivalent to 11.0% of operating revenues. Around a third of PTM’s capex was related to terminal equipment, including set-top boxes and cable modems.

Other capex decreased by 24.0% y.o.y to Euro 73 million in 2004 and was mainly related to the development of the shared services platform and the rollout of Corporate SAP in order to improve efficiency in back-office processes. This caption also includes investments in IT and R&D, as well as capex related to fully consolidated businesses not included in the main segments.

5. CASH FLOW

EBITDA minus Capex

Table 9 – EBITDA minus Capex by Business Segment

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y	2004 % Rev.

Wireline	127.8	153.9	(17.0%)	(35.8%)	696.0	742.0	(6.2%)	30.7
Domestic Mobile (TMN)	89.1	106.5	(16.4%)	(50.1%)	587.9	521.4	12.8%	37.0
Brazilian Mobile (Vivo)	10.2	25.0	(59.1%)	(63.5%)	231.8	344.1	(32.6%)	15.4
Multimedia (PT Multimedia)	11.8	25.8	(54.3%)	(66.0%)	111.1	77.2	43.8%	15.2
Pay-TV and Cable Internet	13.8	27.5	(49.8%)	(60.4%)	112.2	83.8	33.9%	22.6
Other	(43.0)	(55.4)	n.m.	n.m.	(83.9)	(68.6)	n.m.	n.m.

Total EBITDA minus Capex	195.8	255.8	(23.4%)	(54.2%)	1,542.9	1,616.1	(4.5%)	25.6

EBITDA minus Capex totalled Euro 1,543 million in 2004, decreasing by 4.5% y.o.y, as a result of the decrease in wireline and Vivo, which offset the increase in TMN and PTM. The domestic businesses, on a combined basis, registered an improvement in EBITDA minus Capex of 4.1% y.o.y and accounted for approximately 90% of the total EBITDA minus Capex in 2004.

Free Cash Flow

Table 10 – Free Cash Flow

Euro million	4Q04	4Q03	y.o.y	2004	2003	y.o.y

EBITDA minus Capex	195.8	255.8	(23.4%)	1,542.9	1,616.1	(4.5%)
Non-Cash Items included in EBITDA:
Post Retirement Benefit Costs	(6.0)	55.0	n.m.	138.5	222.9	(37.9%)
Non-Cur. Prov., Tax Prov. & Other N.-Cash Items	33.6	21.6	55.7%	37.9	21.2	78.7%
Change in Working Capital	226.2	237.9	(4.9%)	36.8	32.3	14.0%

Operating Cash Flow	449.6	570.2	(21.1%)	1,756.2	1,892.6	(7.2%)

Acquisition of Financial Investments (1)	(227.3)	(169.9)	33.8%	(322.8)	(343.0)	(5.9%)
Minorities from Rights Issues	94.5	0.0	n.m.	94.5	0.0	n.m.
Interest Paid	(51.1)	(61.0)	(16.2%)	(252.6)	(285.9)	(11.7%)
Payments Related to Post Retirement Benefits (2)	(79.9)	(59.6)	34.1%	(298.6)	(225.1)	32.7%
Income Taxes Paid by Certain Subsidiaries	(20.3)	(13.1)	54.5%	(66.0)	(53.7)	22.9%
Cash Flow Matching Swap	(100.8)	0.0	n.m.	0.0	0.0	n.m.
Other Cash Movements	(30.0)	209.7	n.m.	(34.8)	229.5	n.m.

Free Cash Flow	34.7	476.2	(92.7%)	876.0	1,214.4	(27.9%)

(1)

In 2004, this caption included mainly the following payments: (1) Euro 16 million related to the acquisition of a further 17% stake in the share capital of Sport TV; (2) Euro 40 million related to an intercompany loan granted to Sport TV for the acquisition by this associated company of the Portuguese league football rights; (3) Euro 7 million for the acquisition of a 1.93% stake in the share capital of Media Capital; (4) Euro 10 million related with PT’s share in the acquisition by Vivo of a further 10.5% stake in the share capital of Sudestecel (an intermediate holding company that has a controlling position in Tele Sudeste Celular Participações); (5) Euro 13 million related to PT’s share in the payment by TCP of an additional instalment in connection with the acquisition of TCO made in 2003; (6) Euro 86 million related with PT’s share in the acquisition by Brasilcel of a further 4.2% in Tele Sudeste Celular Participações, 22.7% in Tele Leste Celular Participações and 15.5% in CRT Celular Participações; and (7) Euro 127 million related with PT’s share in the acquisition by TCP of a further 21.7% in TCO.

(2)

In 2004, this caption included (1) Euro 68 million related to additional contributions to the pension funds made during the period in connection with the work force reductions in 2003 and 2004; (2) Euro 58 million related to normal contributions to the pension funds made during the period; (3) Euro 143 million related to payments of salaries to pre-retired and suspended employees; and (4) Euro 30 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees. The 32.7% increase in this caption is due to the fact that in 2003 part of the total contributions to the pension funds were made through the contribution in kind of a building in Lisbon (Euro 96 million).

Operating cash flow decreased by 7.2% y.o.y in 2004 to Euro 1,756 million, mainly as a result of the decrease in EBITDA minus Capex, excluding PRBs and other non-cash items. Free cash flow amounted to Euro 876 million in 2004, a decrease of 27.9% y.o.y, primarily because (1) operating cash flow decreased by 7.2% as previously discussed; (2) in 2003 there was an inflow of Euro 201 million related to a reimbursement of income taxes; and (3) payments related to post retirement benefits increased by 32.7% in 2004. Excluding the inflow related to the reimbursement of income taxes in 2003, free cash flow in 2004 would have decreased by 13.5% y.o.y. In 2004, the acquisition of financial investments includes Euro 213 million related to the successful partial tender offers for Vivo subsidiaries, completed in the fourth quarter of 2004, in which Vivo increased the stake in its subsidiaries.

6. CONSOLIDATED BALANCE SHEET

Table 11 – Consolidated Balance Sheet

Euro million	31 December 2004	31 December 2003

Current Assets	4,667.1	5,039.7
Cash and Short Term Investments	1,940.1	2,531.1
Accounts Receivable, Net	1,622.4	1,517.3
Inventories, Net	177.1	102.9
Deferred Taxes Assets (Short Term)	773.8	748.1
Prepaid Expenses and Other Current Assets	153.6	140.2
Investments, net	432.6	448.1
Fixed Assets, net	4,062.9	4,268.0
Intangible Assets, net	3,212.9	3,150.1
Defered Tax Assets (Medium and Long Term)	492.0	583.5
Other	96.1	68.5

Total Assets	12,963.4	13,557.8

Current Liabilities	3,783.1	3,354.5
Short Term Debt	1,396.8	1,191.1
Accounts Payable	1,399.6	1,225.9
Accrued Expenses	638.5	589.4
Taxes Payable	82.8	102.9
Deferred Income	237.5	212.4
Deferred Taxes Liabilities (Short Term)	27.9	32.8
Medium and Long Term Debt	3,666.2	4,555.6
Accrued Post Retirement Liability	1,269.9	1,256.0
Deferred Tax Liabilities (Medium and Long Term)	288.7	300.7
Provisions for Other Risks and Charges	460.9	361.4
Other	208.8	144.8

Total Liabilities	9,677.6	9,973.0
Minority Interests	581.0	644.0
Total Shareholders' Equity	2,704.8	2,940.8

Total Liabilities, Minorities and Shareholders' Equity	12,963.4	13,557.8

The gearing ratio [Net Debt / (Net Debt + Equity + Minority Interests)] as at 31 December 2004 increased to 48.7% from 47.3% at the end of 2003, while the equity plus long term debt to total assets ratio decreased to 49.1% from 55.3% over the same period. At the end of December 2004, the net debt to EBITDA ratio was 1.3 times and the EBITDA cover was 11.5 times. Including the investment in PT shares held in equity swap contracts, the net debt to EBITDA ratio would have been 1.4 times.

The net exposure (assets minus liabilities) to Brazil amounted to approximately R$ 8,000 as at 31 December 2004 (Euro 2,206 million at the Real/Euro exchange rate prevailing as at 31 December 2004). The assets denominated in Brazilian Reais in the balance sheet as at 31 December 2004 amounted to Euro 4,164 million, equivalent to approximately 32.1% of total assets. Approximately 98% of the net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

The accrued post retirement liability increased by Euro 14 million to Euro 1,270 million in 2004, primarily as a result of the difference between the Euro 299 million paid in connection with post retirement benefits and the PRBs and curtailment costs of the period amounting to Euro 139 million and Euro 171 million, respectively.

Consolidated Net Debt

Table 12 – Change in Net Debt

Euro million	4Q04	2004

Net Debt (Initial Balance)	2,902.5	3,215.6
Free Cash Flow	34.7	876.0
Gains on Certain Foreign Currency Derivatives used for Hedging	(12.7)	(20.9)
Translation Effects of US Dollar and Real Denominated Debt	14.4	0.3
Dividends Paid	0.0	(267.5)
Acquisitions of Treasury Shares (1)	(256.9)	(495.3)
Net Debt (Final Balance)	3,123.0	3,123.0

Change in Net Debt	(220.5)	92.6
Change in Net Debt (%)	7.6%	(2.9%)

(1)	In 2004, this caption includes Euro 14 million related to acquisitions made in the fourth quarter of 2003 and Euro 481 million related to acquisitions made during 2004.

Consolidated net debt as at 31 December 2004 amounted to 3,123 million, a decrease of Euro 93 million compared to year-end 2003, as a result of the Euro 876 million free cash flow generated in the period, which was used for the payment of dividends (Euro 267 million) and the acquisition of treasury shares (Euro 495 million). As part of the 10% share buyback programme announced in September 2003, PT had entered into equity swap contracts on PT shares that at the end of 2004 had a notional value of Euro 190 million, equivalent to 1.72% of share capital prior to cancellation of the 7% treasury shares held by PT.

Table 13 – Consolidated Net Debt

Euro million	31 December 2004	31 December 2003	Δ y.o.y	y.o.y

Short Term	1,396.8	1,191.1	205.8	17.3%
Bank Loans	473.9	293.8	180.1	61.3%
Convertible Bonds	0.0	450.5	(450.5)	(100.0%)
Other Bond Loans	585.0	124.7	460.3	369.1%
Other Loans	338.0	322.1	15.9	4.9%
Medium and long term	3,666.2	4,555.6	(889.4)	(19.5%)
Convertible Bond	390.3	440.3	(50.0)	(11.4%)
Other Bond Loans	1,848.2	2,669.1	(821.0)	(30.8%)
Bank Loans	1,337.0	1,363.6	(26.6)	(1.9%)
Other Loans	90.7	82.5	8.1	9.9%

Total Indebtedness	5,063.1	5,746.7	(683.6)	(11.9%)
Cash and Short Term-Investments	1,940.1	2,531.1	(591.0)	(23.3%)

Net Debt	3,123.0	3,215.6	(92.6)	(2.9%)

Equity Swap Contracts on PT shares	189.5	197.5	(7.9)	(4.0%)

Net Debt inc. Equity Swaps (PT shares)	3,312.5	3,413.1	(100.5)	(2.9%)

Shareholders Loans to TCP	88.1	582.3	(494.2)	(84.9%)

As at 31 December 2004, 72.4% of total indebtedness was medium and long term, while 55.2% of total indebtedness was at fixed rates. As at 31 December 2004, 84.6% of total debt was denominated in Euros, 2.3% in US Dollars and 13.0% in Brazilian Reais. The average maturity of the loan portfolio is currently 3.5 years. At the end of the year, the only loans with rating triggers (if PT is downgraded to BBB+) were two EIB loans totalling Euro 150 million. In December 2004, PT established with EIB a further Euro 150 million stand-by facility, with the same rating triggers as the previous two. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 313 million had been drawn down as at 31 December 2004. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 575 million had been drawn down as at 31 December 2004. Most of Vivo’s net debt (50% consolidated by PT, amounting to Euro 372 million), is either Real denominated or has been swapped into Reais.

PT’s average cost of debt in 2004 was 5.7%, including loans obtained in Brazil and denominated in Reais and adjusting net debt for equity swap contracts on PT shares. Excluding Brazilian debt, the average cost of debt in 2004 was 4.3%, after adjusting for the equity swap contracts on PT shares.

Table 14 –Net Debt Maturity Profile

Maturity	Net Debt	Notes

2005	(543.3)	Net cash position, which includes a Euro 585 million Eurobond issued in Nov. 2001
2006	1,524.5	Includes a Euro 390 million Exchangeable Bond issued in Dec. 2001 and a Euro 900 million Eurobond issued in Feb. 2001
2007	458.4
2008	507.1
2009	959.0	Includes a Euro 880 million Eurobond issued in Apr. 1999
2010	77.8
2011	66.5
2012	46.0
2013	25.9
2014	0.8

Total	3,123.0

Shareholders’ Equity

As at 31 December 2004, shareholders' equity amounted to Euro 2,705 million, a decrease of Euro 236 million from the end of last year, as a result mainly of: (1) the dividends paid in 2004 amounting to Euro 267 million; (2) the acquisition of treasury stock amounting to Euro 481 million, in line with the announced share buyback programme; (3) the distribution of PT shares to employees amounting to Euro 6 million; (4) the net income generated during the year of Euro 500 million; and (5) the effect of positive translation adjustments of Euro 21 million, mainly due to the appreciation of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.6646 at year-end 2003 compared to Euro/R$ 3.6147 at the end of December 2004).

Further to the 10% share buyback programme announced in 2003, as at 31 December 2004, PT had repurchased 8.72% of its share capital, 7.0% through treasury stock and 1.72% through equity swap contracts on PT shares. On 28 December 2004, the 7.0% treasury stock was cancelled and, as a result, PT’s share capital was reduced from Euro 1,254 million to Euro 1,166 million.

As at 3 March 2005, PT had equity swap contracts under the terms of which it has the option to buy 37,628,550 PT shares, equivalent to 3.0% of share capital prior to the cancellation of the 7.0% treasury shares on 28 December 2004. PT has thus completed the 10% share buyback announced in September 2003, at an average price of Euro 8.22 per share.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. As at 31 December 2004, distributable reserves of PT amounted to Euro 851 million. The level of distributable reserves is impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid out. Additionally, distributable reserves may be negatively impacted by a depreciation of the Real/Euro exchange rate. Taking into account the level of PT’s exposure to Brazil as at 31 December 2004, such a depreciation would only have a negative impact on distributable reserves if the Real/Euro exchange rate were to depreciate beyond 4.2.

Post Retirement Benefits

As at 31 December 2004, the projected benefit obligations (PBO) of PT’s post retirement benefits including pensions, healthcare obligations and salaries to pre-retired employees amounted to Euro 4,294 million (Euro 2,606 million for pensions, Euro 702 million for healthcare benefits, and Euro 986 million for salaries to pre-retired employees). The PBO was computed based on a discount rate of 5.75% for pensions and healthcare obligations and 4% for the obligations related to the payment of salaries to pre-retired employees. The PBO increased by Euro 247 million over the end of last year mainly as a result of the increase of Euro 164 million resulting from the workforce reduction programme covering 651 employees and the increase resulting from the change in actuarial assumptions (discount rate and mortality tables). PT’s post-retirement benefits (pension and healthcare plans), which have been closed to new participants, cover approximately 34,500 employees, with 32% of the employees still in service.

According to the rules of the ISP (“Instituto de Seguros de Portugal”, the Portuguese insurance regulator), the pension plans for retired staff have to be fully funded, which is the case for PT’s pension funds. Regarding funding of the pension funds for pre-retired staff and staff still in service, this can be completed until retirement age. The estimated average working life of staff still in service is 14 years. New funding of the pension funds is capped at 25% of the salaries of the employees included in the pension funds, because of tax reasons.

In Portugal there is no legislation covering the establishment of funds to cover post retirement healthcare benefits (Euro 702 million) and salaries to pre-retired employees (Euro 986 million). PT only has to pay for these benefits when the healthcare services are actually rendered to employees and a corresponding claim is charged to PT, and when salaries are paid by PT to pre-retired employees. Accordingly, there is no need to fund these benefits together at present. However, PT is analysing tax efficient alternatives that will allow the funding of certain of these obligations.

At 31 December 2004, the market value of the pension funds amounted to Euro 1,973 million, an increase of Euro 145 million from the end of last year resulting primarily from the strong performance of the pension funds (actual return of 8.1% in 2004), and accordingly the unfunded gap on PT’s post retirement benefits amounted to Euro 2,321 million.

Restructuring of the pension funds is complete, with new management guidelines already in place. The new custodian banks and asset managers by class have been approved. The asset allocation as at 31 December 2004, was 35% equity, 34% bonds, 16% real estate and 15% cash and others. The effective year-to-date performance of the pension funds until the end of February 2005 was 1.3%.

At 31 December 2004, the deferred costs related to post retirement benefits amounted to Euro 1,051 million and accordingly the net balance of unfunded liabilities and deferred costs was Euro 1,270 million, as reflected in PT’s balance sheet in the caption Accrued Post Retirement Liability and in accordance with the requirements of International Accounting Standard No. 19.

The deferred costs related to post-retirement benefits correspond to: (1) Euro 65 million related to the Initial Transition Obligation (obligation on the initial date for recognition of post retirement liabilities which was 1 January 1993), that is being amortised over an 18-year period corresponding to the expected working life of employees on that date; and (2) Euro 993 million related to actuarial losses and gains, which correspond to differences between the assumptions considered in the actuarial studies and the actual results related to those benefits (including differences in the return of pension fund assets, salary increases and healthcare costs), that is being amortised over a14 year period corresponding to the average working life of employees.

The interest cost associated with the full amount of the PBO has been charged to PT’s income statement under the caption Post Retirement Benefits, which is booked above the EBITDA line. In 2004, the interest cost of the plans amounted to Euro 213 million. The expected return on the pension funds assets, calculated based on a 6% rate of return assumption, was estimated at Euro 111 million and recorded as a deduction to the above mentioned interest cost. The service cost for staff in service and covered by the plans in 2004 amounted to Euro 24 million. The amortisation and deferral of actuarial losses amounted to Euro 80 million in 2004. Additionally, in 2004 there was a gain of Euro 67 million related to the change in the calculation of the pension benefit to 90% of the employee’s last year of salary, that was recorded in the income statement as a reduction to the 2004 PRBs. Thus the net periodic post retirement costs for 2004, which includes the interest cost of unfunded liabilities and the amortisation of deferred costs, was Euro 139 million. PT’s cash outflow in 2004 associated with post retirement benefits amounted to Euro 299 million, of which (1) Euro 126 million related to contributions to the pension funds; (2) Euro 30 million related to healthcare services rendered to pensioners and pre-retired employees; and (3) Euro 143 million related to salaries paid to pre-retired employees.

For the purposes of calculating the debt ratios, if the unfunded liability is treated as debt-like in nature, the EBITDA amount used to calculate those ratios needs to be adjusted accordingly. If the post retirement liabilities were fully funded, that would mean that the expected return on fund assets would equal the interest cost of the plans’ PBO and, as a result, the net periodic pension cost would have decreased and the EBITDA would have increased by the same amount. In the case of PT, the impact of funding the pension funds would be an increase in EBITDA of Euro 102 million.

7. EMPLOYEES

Table 15 – Number of Employees and Productivity Ratios

	2004	2003	Δ y.o.y	y.o.y	3Q04	q.o.q

Wireline	8,311	9,075	(764)	(8.4%)	8,593	(3.3%)
Domestic Mobile (TMN)	1,133	1,109	24	2.2%	1,118	1.3%
Brazilian Mobile (Vivo) (1)	3,176	3,500	(325)	(9.3%)	3,154	0.7%
Multimedia (PT Multimedia)	2,523	2,588	(65)	(2.5%)	2,564	(1.6%)
Pay-TV and Cable Internet	554	629	(75)	(11.9%)	545	1.7%
Other (2)	14,340	8,600	5,740	66.7%	14,252	0.6%

Total Group Employees	29,483	24,872	4,611	18.5%	29,681	(0.7%)
Domestic Market	15,107	15,222	(115)	(0.8%)	15,297	(1.2%)
International Market	14,376	9,650	4,726	49.0%	14,384	(0.1%)

Fixed Lines per Employee (3)	526	466	60	12.9%	501	4.9%
Mobile Cards per Employee
TMN	4,460	4,406	54	1.2%	4,419	0.9%
Vivo	4,179	2,951	1,228	41.6%	3,908	7.0%

(1)	The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.
(2)	The increase in this caption results primarily from employees working in call centre operations in Brazil which were outsourced externally in previous years.
(3)	Fixed lines per employee of the wireline business.

At the end of December 2004, Group staff totalled 29,483 employees, of which 15,107 were employed in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 12.9% y.o.y to 526 lines, while in TMN the ratio of mobile cards per employee rose by 1.2% to 4,460 cards. At the end of December 2004, the total number of staff employed by Vivo decreased by 9.3% y.o.y to 6,352 employees, with the ratio of mobile cards per employee increasing 41.6% y.o.y to 4,179 cards.

8. WIRELINE BUSINESS

Table 16 – Wireline Income Statement (1)

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Operating Revenues	565.7	560.2	1.0%	(2.0%)	2,266.3	2,287.9	(0.9%)
Services Rendered	520.3	515.2	1.0%	(3.2%)	2,099.0	2,114.8	(0.7%)
Telephone Directories	31.8	33.4	(4.9%)	(1.1%)	129.7	136.1	(4.7%)
Sales and Other	13.6	11.6	17.3%	77.7%	37.6	37.0	1.7%

Operating Costs excluding D&A	348.6	345.8	0.8%	1.0%	1,363.9	1,380.6	(1.2%)
Wages and Salaries	73.3	72.6	0.9%	(6.1%)	295.0	314.6	(6.2%)
Post Retirement Benefits	(5.9)	54.3	n.m.	n.m.	137.7	219.9	(37.4%)
Costs of Telecommunications	89.6	104.0	(13.8%)	(5.6%)	383.8	428.9	(10.5%)
Own Work Capitalised	(5.4)	(11.1)	(51.8%)	(9.1%)	(28.0)	(36.1)	(22.5%)
Marketing and Publicity	18.6	8.2	126.6%	78.4%	44.6	26.6	67.5%
General & Administrative	77.9	59.1	31.9%	11.7%	270.1	211.7	27.6%
Provision for Doubtful Receivables	50.7	8.3	510.7%	350.8%	69.3	22.3	211.3%
Other Net Operating Costs	49.7	50.4	(1.4%)	31.2%	191.4	192.7	(0.7%)

EBITDA	217.1	214.5	1.2%	(6.4%)	902.4	907.3	(0.5%)
Depreciation and Amortisation	96.0	101.5	(5.5%)	1.3%	381.2	404.3	(5.7%)
Operating Income	121.1	113.0	7.2%	(11.7%)	521.2	502.9	3.6%

EBITDA Margin	38.4%	38.3%	0.1pp	(1.8pp)	39.8%	39.7%	0.2pp
Capex	89.4	60.6	47.5%	172.3%	206.4	165.3	24.9%
Capex as % of Revenues	15.8%	10.8%	5.0pp	10.1pp	9.1%	7.2%	1.9pp
EBITDA minus Capex	127.8	153.9	(17.0%)	(35.8%)	696.0	742.0	(6.2%)

(1)	Includes intragroup transactions.

Table 17 – Wireline Operating Revenues (1)

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Retail	346.6	345.2	0.4%	(0.5%)	1,383.8	1,410.2	(1.9%)
Fixed Charges	171.6	165.3	3.8%	2.0%	670.3	647.5	3.5%
Traffic	139.4	157.0	(11.2%)	(5.7%)	590.9	682.8	(13.5%)
Domestic	121.9	136.5	(10.7%)	(4.4%)	514.7	593.0	(13.2%)
International	17.5	20.4	(14.3%)	(14.1%)	76.3	89.8	(15.1%)
ADSL Retail	31.6	14.8	113.4%	16.5%	99.9	39.5	152.9%
ISP and Other	4.0	8.1	(50.2%)	(20.6%)	22.7	40.4	(43.8%)
Wholesale	104.4	100.0	4.4%	(11.2%)	442.0	444.8	(0.6%)
Traffic	59.3	56.4	5.3%	(12.3%)	247.9	238.7	3.9%
Leased Lines	35.3	32.6	8.3%	(13.5%)	153.5	163.6	(6.2%)
Other	9.7	11.0	(11.9%)	7.2%	40.5	42.5	(4.7%)
Data & Corporate	59.0	63.6	(7.2%)	(8.1%)	242.0	235.9	2.6%
Data Communications	22.1	23.7	(6.6%)	(24.9%)	102.3	92.6	10.5%
Leased Lines	11.3	12.4	(8.4%)	(3.2%)	48.7	55.1	(11.8%)
Network Manag. & Outsourcing	6.4	10.4	(38.5%)	19.8%	20.1	27.2	(26.1%)
Other	19.2	17.2	11.9%	8.1%	71.0	60.9	16.4%
Other Wireline Revenues	55.6	51.5	8.1%	18.5%	198.5	196.9	0.8%
Other Fixed Line Telephone Services	8.6	4.3	99.6%	41.4%	25.4	17.3	46.3%
Sales of Telecom. Equipment	13.6	11.6	17.3%	77.7%	37.6	37.0	1.7%
Telephone Directories	31.8	33.4	(4.9%)	(1.1%)	129.7	136.1	(4.7%)
Portals	1.7	2.2	(22.8%)	51.8%	5.8	6.5	(10.7%)

Total Operating Revenues	565.7	560.2	1.0%	(2.0%)	2,266.3	2,287.9	(0.9%)

(1)	Includes intragroup transactions.

At 31 December 2004, PT owned 100% of the companies included in the wireline segment.

Operating revenues increased by 1.0% y.o.y to Euro 566 million in the fourth quarter of 2004, as a result of the increase in retail, wholesale and other wireline revenues.

In terms of retail revenues, fixed charges increased by 3.8% to Euro 172 million in the fourth quarter of 2004, on the back of a higher contribution from pricing plans, which now account for 7.3% of fixed charges, and the implementation of the price cap on 1 August, which led to a 2.9% increase in the monthly fee, more than offsetting the fall in the number of accesses. On the other hand, traffic revenues fell by 11.2% y.o.y as a result of (1) the declining trend in traffic volumes; (2) the implementation of the price cap in the period; and (3) the reduction in fixed to mobile prices. Retail ADSL revenues posted a significant increase in the fourth quarter of 2004, amounting to Euro 32 million, up from Euro 15 million in the same period of last year. ISP dial-up revenues decreased to Euro 4 million as a result of the aggressive rollout of broadband. The net effect of these trends was an increase in retail revenues of 0.4% y.o.y in the fourth quarter to Euro 347 million.

The decline in traffic revenues is in part explained by the reduction of interconnection rates, namely fixed-to-mobile. However, the fixed-to-mobile rate cuts also result in lower costs of telecoms, as the interconnection paid to mobile operators is reduced. As a result of this pass through effect, net retail revenues, calculated as retail revenues (Euro 1,384 million) less corresponding telecommunications costs (Euro 232 million), increased by 3.6% y.o.y to Euro 1,152 million in 2004.

The turnaround of the wireline division has been underpinned by several initiatives, among which the improvement in customer retention and loyalty, and the strong growth of broadband. A prepaid offer for ADSL was launched in June 2004, further enhancing the breadth of PT’s broadband offer and thus enabling the penetration into new consumer segments. The launch of three new pricing plan families, based on the concepts of simplicity, freedom and discount, was an important step towards improving the price perception of wireline services in Portugal, which improves customer retention and the perception of better value for money by PT’s customers. In the fourth quarter of 2004, an additional 212 thousand pricing plans were added, thus bringing the total number to 947 thousand, equivalent to a penetration of 24.0% of total PSTN/ISDN lines and 36.4% of residential lines. The rollout of new trendy cordless phones, with “mobile handset” functionalities, has also been important to improve usage and customer retention. Lastly, the bundling of home security solutions with the fixed line is also being rolled out in PT’s retail network as a means of creating additional value and stickiness around the ownership of a copper line.

Wholesale revenues increased by 4.4% y.o.y in the fourth quarter of 2004 to Euro 104 million, as a result of the increase in traffic revenues (+5.3% y.o.y), primarily related to the change in the accounting for transit traffic from net to gross, and the growth in leased lines (+8.3% y.o.y). The positive impact of the change in accounting for wholesale traffic revenues was Euro 6 million in the fourth quarter of 2004.

Data and corporate revenues decreased by 7.2% y.o.y in the fourth quarter of 2004 to Euro 59 million, as a result of the 38.5% y.o.y drop in network management and outsourcing revenues, and the 6.6% y.o.y decrease in data communications revenues.

EBITDA increased by 1.2% y.o.y to Euro 217 million in the fourth quarter of 2004. EBITDA margin in the fourth quarter of 2004 improved by 0.1pp y.o.y to 38.4%, benefiting from the ongoing cost rationalisation initiatives, the reduction in post retirement benefit costs (discussed in the consolidated operating costs section above) and the decline in telecommunication costs resulting from interconnection rate cuts.

Capex amounted to Euro 206 million in 2004, an increase of 24.9% y.o.y, primarily as a result of the aggressive rollout of broadband. Capex in the period was equivalent to 9.1% of operating revenues. Quality of service in 2004 was maintained with a call completion rate of 99.8% and 9.7 faults per 100 access lines. EBITDA minus Capex in 2004 amounted to Euro 696 million, a decrease of 6.2% over the same period of last year and equivalent to 30.7% of operating revenues.

Table 18 – Wireline Operating Data

	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Main Lines ('000)	4,368	4,225	3.4%	1.5%	4,368	4,225	3.4%
PSTN/ISDN	3,948	4,037	(2.2%)	(0.3%)	3,948	4,037	(2.2%)
ADSL Wholesale	420	188	123.4%	21.3%	420	188	123.4%
ADSL Retail	380	161	136.2%	21.8%	380	161	136.2%
Net Additions (1) ('000)	63	31	102.2%	123.7%	144	29	397.2%
PSTN/ISDN	(11)	(12)	(6.7%)	(57.5%)	(88)	(106)	(17.1%)
ADSL Wholesale	74	43	72.6%	37.4%	232	135	71.4%
ADSL Retail	68	40	72.3%	32.2%	219	118	86.4%
Pricing Plans ('000)	947	382	148.1%	28.9%	947	382	148.1%
ARPU (2) (Euro)	35.0	33.7	3.9%	(2.2%)	34.8	34.1	2.2%
Voice	31.1	31.0	0.3%	(2.7%)	31.3	31.6	(1.1%)
Data	3.9	2.7	44.3%	1.8%	3.5	2.5	44.1%
Call Completion Rate (%)	99.9	99.9	(0.0pp)	0.0pp	99.8	99.9	(0.1pp)
Faults per 100 Access Lines (no.)	2.6	2.9	(0.3pp)	0.3pp	9.7	10.1	(0.4pp)
Total Data Commun. Accesses ('000)	36	38	(4.9%)	1.7%	36	38	(4.9%)
Corporate Web Capacity Sold (Mbps)	5,387	2,459	119.0%	11.4%	5,387	2,459	119.0%
Number of Leased Lines ('000)	16	19	(14.0%)	(3.1%)	16	19	(14.0%)
Capacity (equivalent to 64 kbps) ('000)	183	122	49.2%	6.4%	183	122	49.2%
Digital (%)	95.8	92.7	3.1pp	0.3pp	95.8	92.7	3.1pp

(1)	Including ADSL Wholesale.
(2)	Including ADSL and dial-up Internet.

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

Total main lines (PSTN/ISDN plus ADSL) increased by 63 thousand in the fourth quarter of 2004, boosted by the high level of ADSL net additions that totalled 74 thousand in the period. Net disconnections of PSTN/ISDN lines totalled 11 thousand in the fourth quarter of 2004, compared to 12 thousand net disconnections registered in the fourth quarter of last year. Total main lines in the wireline business reached 4,368 thousand at the end of December 2004, of which 3,948 thousand were PSTN/ISDN and 420 thousand were wholesale ADSL. ADSL retail connections at the end of December 2004 totalled 380 thousand.

In May 2004, the relevant regulatory authorities approved the 2004 fixed telephone service prices proposed by PT. These prices were set within the pricing convention, complying with a price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices were implemented on 1 August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the price of regional and domestic long distance calls, respectively.

Total ARPU (voice and data) increased by 3.9% y.o.y in the fourth quarter of 2004 to Euro 35.0. Voice ARPU (PSTN/ISDN less dial-up Internet) increased by 0.3% y.o.y to Euro 31.1 and data ARPU (ADSL plus dial-up Internet) increased by 44.3% y.o.y, representing 11.2% of total ARPU in the fourth quarter of 2004. ADSL ARPU was Euro 30.9 in the fourth quarter of 2004, which compares to Euro 35.6 in the same period of last year. The dilution in ADSL ARPU is explained by the take-up of the prepaid and “Light” products, which has nonetheless been mitigated by the continued growth of sales to the SOHO market.

In 2004, interconnection fees decreased by 12.2% y.o.y for call termination and by 14.1% y.o.y for call origination. Interconnection fees are aligned with the European average.

Table 19 – Wireline Traffic Breakdown

Million of minutes	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Total Traffic	3,961	4,483	(11.6%)	1.6%	16,478	18,255	(9.7%)
Retail	1,778	1,978	(10.1%)	5.4%	7,250	7,947	(8.8%)
F2F Domestic	1,300	1,447	(10.2%)	4.7%	5,326	5,841	(8.8%)
F2M	218	243	(10.5%)	(6.2%)	918	1,023	(10.2%)
Other	163	195	(16.2%)	36.1%	633	702	(9.8%)
International	97	93	4.8%	3.7%	372	382	(2.5%)
Wholesale	2,183	2,505	(12.8%)	(1.3%)	9,229	10,308	(10.5%)
Internet	622	1,091	(43.0%)	(10.0%)	3,151	5,023	(37.3%)

Total Orig. Traffic in the Fixed Network	2,936	3,506	(16.3%)	1.6%	12,440	14,563	(14.6%)
Originated Traffic / Access / Day (min)	8.1	9.4	(14.4%)	2.1%	8.5	9.8	(12.8%)
F2F Domestic / Access / Day (min)	3.6	3.9	(8.1%)	5.2%	3.7	3.9	(6.9%)

Total traffic in the fourth quarter of 2004 fell by 11.6% y.o.y, on the back of the decline of 10.1% in retail traffic and 12.8% in wholesale traffic, which was strongly influenced by the 43.0% fall in dial-up Internet traffic as a result of the strong rollout of broadband. Line usage, measured as originated traffic per access per day, stood at 8.1 minutes in the fourth quarter of 2004, which compares with 9.4 minutes in the same period of last year. However, total traffic increased by 1.6% q.o.q, reflecting the 5.4% q.o.q improvement in retail traffic due to seasonal effects.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 119.0% y.o.y in the fourth quarter of 2004, as a result of the expansion of ADSL. Total data communications accesses decreased by 4.9% y.o.y in the fourth quarter of 2004. Leased lines capacity to end-users increased by 49.2% y.o.y in the fourth quarter of 2004, with leased line digital capacity reaching 95.8% of the total leased line capacity, an improvement of 3.1pp over the same period of last year.

9. DOMESTIC MOBILE BUSINESS (TMN)

Table 20 – Domestic Mobile Income Statement (1)

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Operating Revenues	413.7	397.1	4.2%	(1.5%)	1,588.3	1,522.6	4.3%
Services Rendered	362.0	351.5	3.0%	(3.8%)	1,440.2	1,384.1	4.1%
Billing	273.6	259.5	5.4%	(4.1%)	1,081.1	1,011.5	6.9%
Interconnection	88.4	92.0	(4.0%)	(3.1%)	359.0	372.6	(3.6%)
Sales	51.8	45.5	13.7%	18.8%	148.1	138.5	6.9%

Operating Costs excluding D&A	231.4	211.9	9.2%	7.7%	841.6	832.7	1.1%
Wages and Salaries	15.7	16.7	(6.3%)	22.3%	56.3	59.2	(4.9%)
Costs of Telecommunications	76.7	72.4	5.9%	(1.0%)	296.6	295.5	0.4%
Own Work Capitalised	(0.3)	(1.0)	(68.5%)	39.0%	(1.6)	(4.4)	(64.4%)
Cost of Products Sold	57.5	45.1	27.5%	13.6%	170.9	154.7	10.4%
Marketing and Publicity	7.7	5.2	47.1%	37.0%	28.5	26.3	8.5%
General & Administrative	52.8	56.1	(6.0%)	8.7%	198.6	210.8	(5.8%)
Provision for Doubtful Receivables	1.2	3.6	(65.7%)	(81.7%)	31.4	31.4	0.1%
Other Net Operating Costs	20.1	13.8	46.4%	52.0%	60.9	59.3	2.6%

EBITDA	182.3	185.1	(1.5%)	(11.1%)	746.7	689.9	8.2%
Depreciation and Amortisation	48.1	44.5	8.1%	(11.7%)	200.9	189.9	5.8%
Operating Income	134.3	140.7	(4.5%)	(10.9%)	545.8	500.0	9.2%

EBITDA Margin	44.1%	46.6%	(2.6pp)	(4.8pp)	47.0%	45.3%	1.7pp
Capex	93.3	78.6	18.6%	250.4%	158.8	168.5	(5.8%)
Capex as % of Revenues	22.5%	19.8%	2.7pp	16.2pp	10.0%	11.1%	(1.1pp)
EBITDA minus Capex	89.1	106.5	(16.4%)	(50.1%)	587.9	521.4	12.8%

(1)	Includes intragroup transactions.

At 31 December 2004, PT owned 100% of the domestic mobile business (TMN).

Operating revenues of TMN in the fourth quarter of 2004 reached Euro 414 million, an increase of 4.2% y.o.y, primarily reflecting the growth in the customer base. Service revenues increased by 3.0% y.o.y to Euro 362 million in the fourth quarter of 2004, with the 5.4% y.o.y increase in billing revenues more than offsetting the decline in interconnection fees. Revenues from handset sales increased by 13.7% y.o.y to Euro 52 million in the fourth quarter of 2004.

EBITDA amounted to Euro 182 million in the fourth quarter of 2004, a decrease of 1.5% over the same period of last year, which resulted in a 2.6pp y.o.y decline in EBITDA margin to 44.1% in the fourth quarter of 2004. Operating costs excluding depreciation and amortisation increased by 9.2% in the fourth quarter of 2004 compared to the same period of last year, primarily as a result of the gliding adjustment to IFRSs in terms of subscriber acquisition costs, whereby SACs incurred during 2004 were no longer deferred, but expensed in the year, while those from previous years were still amortised in operating costs.

Capex in 2004 decreased by 5.8% y.o.y to Euro 159 million, equivalent to 10.0% of operating revenues. Capex was mainly directed towards the expansion of network capacity and coverage, improvements in quality of service and customer care, and UMTS investments (approximately a third of capex). EBITDA minus Capex increased by 12.8% y.o.y in 2004 to Euro 588 million.

TMN had 1,133 employees at the end of 2004 and 4,460 customers per employee, representing a 1.2% improvement over the same period last year.

Table 21 – Domestic Mobile Operating Data

	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

TMN Active Customers (1) ('000)	5,053	4,887	3.4%	2.3%	5,053	4,887	3.4%
WAP Terminals	2,501	1,528	63.7%	18.9%	2,501	1,528	63.7%
GPRS Terminals	1,595	609	161.8%	29.0%	1,595	609	161.8%
Net Additions ('000)	113	195	(42.4%)	63.3%	167	461	(63.8%)
Total Churn (%)	27.7	23.5	4.2pp	1.1pp	27.7	23.5	4.2pp
Data as % of Service Revenues (%)	11.4	9.2	2.2pp	1.5pp	10.0	8.6	1.4pp
ARPU (Euro)	24.3	24.6	(1.2%)	(4.7%)	24.4	25.2	(3.4%)
Customer Bill	18.4	18.2	1.2%	(5.0%)	18.3	18.4	(0.8%)
Interconnection	5.9	6.4	(7.9%)	(4.0%)	6.1	6.8	(10.5%)
MOU (Min.)	120.1	124.5	(3.5%)	(4.2%)	121.0	123.1	(1.7%)
ARPM (Euro cents)	20.3	19.8	2.4%	(0.5%)	20.1	20.5	(1.7%)
SARC (Euro)	42.0	37.2	13.0%	12.2%	45.8	57.3	(20.1%)
CCPU (2) (Euro)	12.0	11.4	5.2%	7.4%	11.2	12.1	(7.3%)
ARPU minus CCPU (Euro)	12.3	13.2	(6.7%)	(14.2%)	13.2	13.1	0.2%

(1)	Number of customers cleaned during the year.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN had 5,053 thousand active customers at the end of December 2004, an increase of 3.4% y.o.y. In the fourth quarter, TMN registered net additions of 113 thousand customers. The increased focus on segmentation and customer loyalty led to an 8.1% y.o.y increase in the number of postpaid customers, which totalled 838 thousand at the end of December 2004. Prepaid cards accounted for 83.4% of the total customer base. Although churn increased from 23.5% in the fourth quarter of 2003 to 27.7% in the fourth quarter of 2004, churn to competition was less than 5.0%, according to market research undertaken by TMN (Qmetrics). The increase in reported churn over the past two quarters has resulted primarily from a database cleanup of 137 thousand customers.

Data services accounted for 11.4% of service revenues in the fourth quarter of 2004, a 2.2pp y.o.y improvement. The number of SMS messages in the fourth quarter of 2004 increased by 2.1% y.o.y to 395 million, corresponding to approximately 53 messages per month per active SMS user. The number of active SMS users reached 54.3% of the total customer base. The take-up of I9 (mobile multimedia portal) progressed well over the year, with I9 customers reaching more than 333 thousand at the end of 2004. Games, ring tones, sports and video downloads constitute the top daily access subjects per user. As at 31 December 2004, the number of GPRS handsets totalled 1,595 thousand, while active MMS customers reached 511 thousand, more than doubling q.o.q.

In April 2004, TMN became the first mobile operator in Portugal, and among the first in Europe, to launch videocalling using UMTS. The 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN has a 3G access card offer. UMTS coverage now extends to the largest cities in Portugal and is in the process of being extended to cover the entire country.

Minutes of usage (MOU) posted a 3.5% reduction to 120 minutes in the fourth quarter of 2004 when compared to the same period of last year, mainly reflecting the subdued economic environment and the rising penetration of double SIM cards.

ARPU in the fourth quarter of 2004 decreased by 1.2% y.o.y to Euro 24.3, mainly as a result of the reduction in interconnection fees. Customer bill increased by 1.2% to Euro 18.4 in the fourth quarter of 2004 as compared to the same period of last year, mainly as a result of an increase in the yield per minute. The interconnection bill posted a drop of 7.9% y.o.y in the fourth quarter of 2004, as a result of the several cuts in fixed-to-mobile interconnection fees over the past quarters. On 1 July 2004, fixed-to-mobile interconnection rates were cut by 10% to Euro 18.5 cents (refer to Section 12 for a discussion of the regulatory deliberation on mobile interconnection rates).

CCPU grew by 5.2% y.o.y in the fourth quarter of 2004 to Euro 12.0 reflecting the increase of operating costs, primarily as a result of the change in the accounting for SACs described above. ARPU minus CCPU in the fourth quarter of 2004 was Euro 12.3, corresponding to a 6.7% y.o.y decrease.

10. BRAZILIAN MOBILE BUSINESS (VIVO)

Table 22 – Brazilian Mobile Income Statement (1)

R$ million	4Q04	4Q03	y.o.y	q.o.q	2004	2003 (2)	y.o.y

Operating Revenues	2,929.4	2,783.9	5.2%	7.1%	10,929.3	10,053.5	8.7%
Services Rendered	2,235.4	2,090.0	7.0%	2.9%	8,605.4	8,132.6	5.8%
Sales	694.0	693.9	0.0%	23.5%	2,324.0	1,920.8	21.0%

Operating Costs excluding D&A	2,104.1	1,886.9	11.5%	12.8%	7,320.0	6,281.7	16.5%
Wages and Salaries	198.3	164.9	20.2%	17.4%	677.3	558.4	21.3%
Costs of Telecommunications	189.8	143.2	32.5%	24.2%	638.1	872.0	(26.8%)
Costs of Products Sold	896.2	803.5	11.5%	37.5%	2,699.2	2,126.8	26.9%
Marketing and Publicity	153.3	122.9	24.7%	18.9%	496.4	372.0	33.5%
General & Administrative	515.0	538.1	(4.3%)	(10.8%)	2,126.3	1,841.7	15.5%
Provision for Doubtful Receivables	120.2	152.2	(21.1%)	16.8%	396.1	419.9	(5.7%)
Other Net Operating Costs	31.4	(38.0)	n.m.	(62.0%)	286.6	91.0	214.8%

EBITDA	825.3	897.0	(8.0%)	(5.2%)	3,609.3	3,771.7	(4.3%)
Depreciation and Amortisation	534.8	466.2	14.7%	11.6%	1,947.6	1,832.5	6.3%
Operating Income	290.5	430.8	(32.6%)	(25.7%)	1,661.7	1,939.2	(14.3%)

EBITDA Margin	28.2%	32.2%	(4.0pp)	(3.6pp)	33.0%	37.5%	(4.5pp)
Capex	754.4	719.5	4.8%	13.2%	1,923.7	1,147.3	67.7%
Capex as % of Revenues	25.8%	25.8%	(0.1pp)	1.4pp	17.6%	11.4%	6.2pp
EBITDA minus Capex	70.9	177.5	(60.1%)	(65.2%)	1,685.6	2,624.4	(35.8%)

(1)	Information prepared in accordance with Portuguese GAAP.
(2)	Pro forma information including 12 months of TCO.

At 31 December 2004, PT owned 50% of Brasilcel, which in turn owned an interest in TCP (65.12%), TSD (90.89%), CRT (68.33%) and TBE (50.59%). TCP owned an interest in TCO (51.42%) and GT (100%).

Vivo’s operating revenues, stated in Brazilian Reais and in accordance with Portuguese GAAP, increased by 5.2% y.o.y in the fourth quarter of 2004 to R$ 2,929 million, underpinned by robust customer growth in a period of intense commercial activity and increased competition. Revenues from sales of equipment in the fourth quarter of 2004 remained flat and service revenues increased by 7.0% y.o.y.

EBITDA decreased by 8.0% y.o.y to R$ 825 million in the fourth quarter of 2004, equivalent to a margin of 28.2%. EBITDA margin performance in the quarter reflected the significant level of net additions, which led to higher overall acquisition costs. Notwithstanding, EBITDA margin before commercial costs continued to expand on the back of the benefits arising from the larger scale of Vivo and synergies across the group.

Capex rose to R$ 1,924 million in 2004, equivalent to 17.6% of revenues, primarily as a result of capacity expansion, the rollout of 1xRTT and the launch of EV-DO. EBITDA minus Capex decreased by 35.8% y.o.y to R$ 1,686 million in 2004, as a result of the pick-up in capex.

Table 23 – Brazilian Mobile Operating Data

	4Q04	4Q03	y.o.y	q.o.q	2004	2003(1)	y.o.y

Active Customers ('000)	26,543	20,656	28.5%	7.7%	26,543	20,656	28.5%
Market Share in Areas of Operation (%)	50.9	56.2	(5.4pp)	(2.4pp)	50.9	56.2	(5.4pp)
Net Additions ('000)	1,898	2,186	(13.2%)	67.7%	5,887	3,847	53.0%
SAC (R$)	164.7	103.6	58.9%	(6.4%)	152.8	122.0	25.3%
MOU (min)	86.5	102.9	(16.0%)	(0.2%)	89.0	100.7	(11.7%)
ARPU (R$)	31.5	38.6	(18.6%)	(1.9%)	32.8	39.4	(16.8%)
CCPU (2) (R$)	18.6	21.3	(12.4%)	0.4%	18.5	20.6	(10.4%)
ARPU minus CCPU (R$)	12.8	17.3	(26.1%)	(5.1%)	14.3	18.8	(23.7%)

(1)	Pro forma information including 12 months of TCO.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Vivo had 26.5 million active customers at the end of December 2004, an increase of 28.5% y.o.y. Vivo added 1,898 thousand customers in the fourth quarter of 2004 and 5,887 thousand customers in 2004, consolidating its leading market position. In spite of strong competition from operators such as TIM and Claro, as well as the launch of Brasil Telecom GSM, Vivo’s market share in the regions where it operates stood at 50.9% at the end of December 2004. Vivo remains the leader in the mobile market in Brazil, with a 40.5% overall market share, twice the size of its next competitor.

Most of the growth in the Brazilian mobile market has been in terms of prepaid customers, which accounted for 80.5% of the total customer base at the end of December 2004 (76.6% in December 2003). Nevertheless, Vivo continues to actively target and retain post-paid customers, which despite rising competition in this segment increased by 7.2% y.o.y in 2004.

Vivo’s blended MOU dropped by 16.0% y.o.y in the fourth quarter of 2004 to 86 minutes, due to the changing mix of the customer base towards prepaid and the negative evolution of incoming traffic, related mainly to the blocking of fixed-to-mobile calls by certain fixed line operators.

In the fourth quarter of 2004, the number of SMS messages per user increased by 5.4% y.o.y. SMS active users now account for more than 40% of Vivo’s customer base. Data as a percentage of revenues was 4.5% in the fourth quarter of 2004, compared to 2.9% in the same period of last year. Approximately 70% of data revenues are from SMS services with the rest being related to Internet access, locating services and others. Vivo has been actively marketing 2.5G data services, supported on the 1xRTT platform.

Vivo’s blended ARPU was R$ 31.5 in the fourth quarter of 2004, a decrease of 18.6% over the same period of last year. Above two thirds of this decline in ARPU is explained by the impact of SMP rules and the changing mix of the customer base towards prepaid (32% increase in average customer base essentially through prepaid). The remainder of the drop is due to the real ARPU variation, which results mainly from lower incoming traffic, “right planning” in the postpaid segment and traffic promotions.

11. MULTIMEDIA BUSINESS (PT MULTIMEDIA)

Table 24 – Multimedia Income Statement (1)

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Operating Revenues	190.8	194.8	(2.1%)	6.6%	729.8	684.3	6.6%
Pay-TV and Cable Internet	131.4	117.2	12.1%	6.0%	495.4	432.8	14.5%
Audiovisuals	20.5	38.6	(46.7%)	2.8%	80.0	107.7	(25.8%)
Media	38.4	39.0	(1.5%)	9.7%	154.0	143.8	7.1%
Other	0.5	0.0	n.m.	n.m.	0.5	0.0	n.m.

Operating Costs excluding D&A	138.4	151.0	(8.4%)	5.8%	538.2	549.6	(2.1%)
Wages and Salaries	24.0	22.1	8.8%	14.3%	86.7	83.8	3.5%
Costs of Telecommunications	7.5	6.4	17.1%	24.7%	26.8	25.2	6.4%
Costs of Products Sold	5.9	25.1	(76.5%)	19.1%	25.7	59.1	(56.6%)
Marketing and Publicity	10.5	7.7	36.4%	30.2%	39.6	30.2	30.9%
General & Administrative	81.0	79.8	1.5%	6.0%	312.0	306.6	1.8%
Provision for Doubtful Receivables	1.8	1.1	69.2%	(58.8%)	12.6	14.2	(11.8%)
Other Net Operating Costs	7.7	8.8	(13.3%)	(22.8%)	34.9	30.6	14.0%

EBITDA	52.4	43.8	19.6%	8.8%	191.6	134.7	42.3%
Depreciation and Amortisation	14.3	15.6	(8.4%)	(6.7%)	58.6	63.0	(7.0%)
Operating Income	38.1	28.2	35.2%	16.1%	133.0	71.7	85.5%

EBITDA Margin	27.5%	22.5%	5.0pp	0.6pp	26.3%	19.7%	6.6pp
Capex	40.6	18.0	125.1%	200.3%	80.5	57.4	40.2%
Capex as % of Revenues	21.3%	9.3%	12.0pp	13.7pp	11.0%	8.4%	2.6pp
EBITDA minus Capex	11.8	25.8	(54.3%)	(66.0%)	111.1	77.2	43.8%

(1)	Includes intragroup transactions.

At 31 December 2004, PT owned directly 57.56% of PTM and through equity swap contracts had access to an additional share capital of 9.74%. Furthermore, PT has also signed derivative contracts, which give the option to acquire up to an additional 4.8% of PTM under certain terms and market conditions.

PTM’s operating revenues decreased by 2.1% y.o.y to Euro 191 million in the fourth quarter of 2004, primarily as a result of the 46.7% y.o.y decrease in revenues from audiovisuals, following the end of the contract with Sony at the beginning of the year.

EBITDA rose by 19.6% y.o.y in the fourth quarter of 2004 to Euro 52 million, with EBITDA margin improving by 5.0pp y.o.y to 27.5%, underpinned by strong Pay-TV and broadband customer growth, ARPU pick-up, and lower operating costs.

In 2004, PTM’s capex increased by 40.2% y.o.y to Euro 81 million, equivalent to 11.0% of revenues. Consequently, EBITDA minus Capex increased by 43.8% y.o.y in 2004 to Euro 111 million.

Pay-TV and Cable Internet Business (TV Cabo)

Table 25 – Pay-TV and Cable Internet Income Statement

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Operating Revenues	131.4	117.2	12.1%	6.0%	495.6	432.8	14.5%
Pay-TV	98.7	89.4	10.4%	2.7%	378.1	334.3	13.1%
Broadband	21.9	18.2	20.3%	8.0%	81.4	64.7	25.8%
Advertising	6.4	5.2	22.9%	46.2%	20.5	14.9	37.6%
Sales and other	4.5	5.8	(23.7%)	37.5%	15.6	18.8	16.9%

EBITDA	52.0	39.7	31.0%	13.1%	182.8	128.2	42.6%
Depreciation and Amortisation	10.9	10.7	1.4%	(6.1%)	43.4	46.2	(5.9%)
Operating Income	41.1	29.0	41.9%	19.6%	139.4	82.0	69.9%

EBITDA Margin	39.6%	33.9%	5.7pp	2.5pp	36.9%	29.6%	7.3pp
Capex	38.2	12.2	212.3%	242.2%	70.6	44.4	59.0%
Capex as % of Revenues	29.1%	10.4%	18.6pp	20.1pp	14.3%	10.3%	4.0pp
EBITDA minus Capex	13.8	27.5	(49.8%)	(60.4%)	112.2	83.8	33.9%

In the fourth quarter of 2004, operating revenues rose by 12.1% y.o.y to Euro 131 million, as a result of the increase in revenues from Pay-TV, broadband Internet and advertising. EBITDA in the fourth quarter of 2004 amounted to Euro 52 million, corresponding to an increase of 31.0% y.o.y, with EBITDA margin improving by 5.7pp y.o.y to 39.6%. This margin performance has been achieved against a backdrop of continued and increasing investment in marketing, through an effective cost rationalisation programme, with particular emphasis on the renegotiation of programming contracts and staff reductions. In 2004, capex increased by 59.0% to Euro 71 million, equivalent to 14.3% of revenues, primarily as a result of investments in IT to improve the quality of service and in the right to use satellite capacity of a fourth transponder. Notwithstanding, EBITDA minus Capex in 2004 increased by 33.9% y.o.y to Euro 112 million.

Table 26 – Pay-TV and Cable Internet Operating Data

	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y

Homes Passed ('000)	2,551	2,472	3.2%	0.9%	2,551	2,472	3.2%
Bi-directional (Broadband Enabled)	2,418	2,221	8.8%	2.0%	2,418	2,221	8.8%
Pay-TV Customers (1) (2) ('000)	1,553	1,442	7.7%	2.3%	1,553	1,442	7.7%
Cable	1,160	1,094	6.1%	1.8%	1,160	1,094	6.1%
DTH	393	348	12.9%	4.0%	393	348	12.9%
Pay-TV Net Additions ('000)	35	40	(10.5%)	16.9%	111	134	(17.2%)
Churn (%)	11.2	13.0	(1.8pp)	(1.4pp)	12.6	12.5	0.1pp
Penetration Rate of Cable (%)	45.5	44.2	1.2pp	0.4pp	45.5	44.2	1.2pp
Premium Subscriptions (2) (3) ('000)	863	858	0.6%	1.5%	863	858	0.6%
Pay to Basic Ratio (3) (%)	55.6	59.5	(3.9pp)	(0.5pp)	55.6	59.5	(3.9pp)
Cable Broadband Accesses ('000)	315	230	36.9%	8.8%	315	230	36.9%
Cable Broadband Net Additions ('000)	25	28	(7.8%)	22.1%	85	90	(5.5%)
Blended ARPU (Euro)	25.9	24.6	5.3%	1.1%	25.4	23.8	6.6%
Pay-TV ARPU	21.2	20.4	4.1%	0.3%	20.9	20.0	4.5%
Cable Internet ARPU	23.5	27.2	(13.6%)	(1.8%)	24.7	28.5	(13.4%)

(1)

These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(2)	These figures include products in temporary promotions, such as the "Try and Buy" promotion.
(3)

The classification of premium packages for satellite services has been changed. The initial business model for the satellite service was based on a basic package of relatively few channels (at most ten), with other channels that were included in the basic cable service, being supplied as a part of a supplementary package and considered premium. In 2004, PTM decided to harmonise cable and satellite business models, with satellite service now offering the same channels in the basic package as cable, which resulted in the supplementary satellite package no longer being considered as a premium service.

The rollout of the cable network is almost complete with 2,551 thousand homes passed at the end of December 2004, of which 94.8% are bi-directional and therefore broadband enabled. Approximately 35 thousand Pay-TV customers (57.3% of which are cable customers) were added in the fourth quarter of 2004, reaching 1,553 thousand at the end of December 2004 (1,160 thousand cable and 393 thousand DTH) and representing an increase of 7.7% y.o.y.

The number of premium subscriptions increased by 0.6% y.o.y to 863 thousand in December 2004, corresponding to a pay to basic ratio of 55.6%, compared to 59.5% in December 2003. Sport TV subscribers grew by 4.9% y.o.y to 441 thousand in the fourth quarter of 2004.

Broadband cable Internet access (Netcabo) subscribers rose by 36.9% y.o.y in the fourth quarter of 2004, reaching 315 thousand customers at the end of December 2004. Approximately 25 thousand Netcabo subscribers were added in the fourth quarter of 2004. The penetration of the Internet service among cable TV subscribers stood at 27.2% at the end of December 2004, which compares with 21.1% a year earlier.

Blended ARPU was Euro 25.9 in the fourth quarter of 2004, equivalent to an increase of 5.3% y.o.y. Pay-TV ARPU increased by 4.1% y.o.y to Euro 21.2 in the fourth quarter of 2004. The ARPU of broadband Internet customers was Euro 23.5 in the fourth quarter of 2004, decreasing by 13.6% y.o.y, as a result of the significant increase in the customer base and the take-up of the prepaid product.

Audiovisuals Business

In the fourth quarter of 2004, operating revenues of the audiovisuals business segment decreased by 43.2% y.o.y to Euro 23 million. This performance reflects the absence of revenues from the videogames division related to the end at the beginning of the year of the distribution contract with Sony, and the decline of 26.5% y.o.y in video revenues, as a result of a less appealing movie portfolio in the quarter, the decrease in DVD reference prices and the increase in piracy in this segment.

EBITDA in the Audiovisuals business segment totalled Euro 1 million in the fourth quarter of 2004, notwithstanding the strong decrease in operating revenues. In fact, EBITDA in 2004 increased by 4.4% y.o.y underpinned by a significant cost rationalisation programme, which combined with a reduction in capex to Euro 4 million resulted in an EBITDA minus Capex of Euro 8 million.

Media Business

Lusomundo Media revenues amounted to Euro 38 million in the fourth quarter of 2004, a decrease of 2.3% y.o.y, due to an unusually strong second quarter on the back of the Euro 2004 and Rock in Rio events. In 2004, operating revenues increased by 7.0% y.o.y to Euro 154 million.

Lusomundo Media’s EBITDA decreased by 29.1% y.o.y to Euro 4 million in the fourth quarter of 2004, as a result of the unusual seasonality referred above. Nonetheless, EBITDA margin reached 10.0% in the fourth quarter 2004 and increased by 3.0pp to 6.5% in 2004. A combination of top line growth and margin expansion resulted in an increase of EBITDA minus Capex from Euro 1 million in 2003 to Euro 4 million in 2004, despite a small pick-up in capex to Euro 6 million.

12. FOURTH QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On 9 October 2004, Brasilcel successfully concluded the tender offers for TSD, TBE, CRT and TCO, acquiring over 99% of the shares it had offered to purchase. As a result of these transactions, Brasilcel increased its ownership interest in TSD from 86.7% to 90.9%, in TBE from 27.9% to 50.6% and in CRT from 51.5% to 67.0%. TCP also increased its ownership interest in TCO from 28.9% to 50.6%. In aggregate, the cash tender offers represented a total expenditure of approximately R$ 607 million for Brasilcel and approximately R$ 902 million for TCP. On 9 October 2004, TCP also announced that its Board of Directors approved a capital increase of up to approximately R$2,054 million, of which up to R$2,000 million was made available to its shareholders in the form of pre-emptive rights to subscribe for shares, payable in cash, and R$53.89 million will be realised in a subscription in kind equivalent to the amount of tax credits relating to year 2003, to be subscribed by its controlling shareholders.

  On 28 December 2004, PTM announced the restructuring of its balance sheet, the intention of launching a share buyback in 2005 of up to 10% of its outstanding capital and a 1-for-2 stock split. The balance sheet restructuring consisted in increasing the distributable reserves in the amount of Euro 169 million, as a result of a net extraordinary result of Euro 40 million recorded in 2004 and an increase of Euro 129 million in distributable reserves derived from a corporate restructuring to be undertaken by year-end. The share buyback structure will consist in offering one put warrant for each share held by PTM shareholders. Ten warrants will entitle a shareholder to sell one PTM share at a strike price of Euro 21.5 per share. Alternatively, for the shareholders not wishing to dispose of their shares, the warrants will be listed and freely tradable for two weeks on Euronext Lisbon, with the liquidity being assured by financial institutions contracted by PTM to act as market-makers for such warrants. Upon completion of the share buyback and subject to shareholder approval, PTM will initiate a process of a stock split, whereby each shareholder will receive an additional share for each share held.

  Further to the announced 10% share buyback programme, PT acquired up to and including 24 December 2004, a total of 87,799,950 treasury shares, corresponding to 7.0% of its share capital. Under this same programme, on 28 December 2004 PT reduced its share capital by 7% from Euro 1,254,285,000 to Euro 1,166,485,050, through the cancellation of 87,799,950 treasury shares. In addition, as at the date of this release, PT had entered into equity swap contracts under the terms of which it has the option to acquire additional PT shares, equivalent to 3.0% of its share capital prior to the cancellation of 7% treasury shares described above, at an average price of 9.05 per share. Consequently, the average price of the completed 10% share buyback programme was Euro 8.22 per share.

  On 5 January 2005, TCP successfully completed a capital increase of approximately R$2,054 million, which comprised the rights issue of R$2,000 million and the subscription in kind equivalent to tax credits related to year 2003 in the amount of R$53.89 million, described above. The proceeds of the rights issue were used to repay a bridge loan related to the TCO tender offer and to repay other short-term debt. With this capital increase the controlling shareholders increased their economic interest in TCP from 65.12% to 65.70%, through the ownership of 524,712 million common shares (94.90% of TCP’s total common shares) and of 515,084 million preferred shares (50.02% of TCP’s total preferred shares).

  On 28 February 2005, PT announced the sale by PTM of Lusomundo Serviços, including its 80.91% shareholding in Lusomundo Media, through the execution of a promissory sale and purchase agreement with Controlinveste. The sale is conditional upon the non-opposition of the Portuguese Competition Authority, following a binding opinion of the Portuguese Media Authority. The transaction assumes an enterprise value of Euro 300.4 million for 100% of Lusomundo Serviços and 100% of all of its subsidiaries. With a view to simplifying the acquisition, prior to closing, PT will sell its 5.94% direct stake in Lusomundo Media to PTM. This stake was acquired from Fidelity Investments in 16 October 2003 for a consideration of Euros 9 million. The proceeds for PT Multimedia will be equivalent to Euros 173.8 million, of which Euros 10.1 million will be paid to PT for the acquisition of the above mentioned 5.94% direct shareholding in Lusomundo Media.

  On 2 March 2005, the telecom regulator in Portugal published its final deliberation on mobile termination rates for the next two years, completing the market 16 analysis. As a result, fixed-to-mobile and mobile-to-mobile rates will fall to Euro 0.14 per minute on 7 March 2005, reaching Euro 0.11 per minutes by October 2006, following successive quarterly cuts. By the fourth quarter of 2006, the interconnection rate for a fixed-to-mobile and mobile-to-mobile call will be the same for all three mobile operators - Euro 0.11 per minute.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacts:	Zeinal Bava, Chief Financial Officer zeinal.bava@telecom.pt

Francisco Nunes, Chief Accounting Officer francisco.nunes@telecom.pt

Nuno Prego, Investor Relations Officer nuno.prego@telecom.pt

Portugal Telecom Tel.: +351 21 500 1701 Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.